Nasdaq

805 KING FARM BLVD.
ROCKVILLE, MD 20850

June 29, 2022

Via Electronic Filing

U.S. Securities and Exchange Commission
Division of Trading and Markets
Office of Market Supervision
100 F Street, N.E.
Washington, DC 20549

Re: Form 1 – Amendments of June 29, 2022

Dear Sir of Madam:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, Nasdaq MRX, LLC submits its annual amendment to Form 1. If you have any questions, please call me at 301-978-8493.

Sincerely,

Jonathan F. Cayne

Jonathan Cayne
Principal Associate General Counsel

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/29/22	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: Nasdaq MRX, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   151 W. 42nd Street, New York, NY

22001161

3. Provide the applicant's mailing address (if different):

   Office of General Counsel

   805 King Farm Blvd., Rockville, MD 20850

4. Provide the applicant's business telephone and facsimile number:

   Phone: 301.978.8400 / Fax: 301.978.8472

   (Telephone) (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Jonathan Cayne — Associate Vice President, Principal Associate General Counsel — 301.978.8493

   (Name) (Title) (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   John A. Zecca

   805 King Farm Blvd.

   Rockville, MD 20850

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 01/30/2014 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized:

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 06/29/2022 (MM/DD/YY) — John A. Zecca for Nasdaq MRX, LLC (Name of applicant)

By: [signature] DN: email=john.zecca@nasdaq.com Date: 2022.06.29 10:24:08 -04'00' (Signature) — John A. Zecca, EVP, Chief Legal Officer (Printed Name and Title)

Subscribed and sworn before me this ______ day of ______________, _________ by ______________________
(Month) (Year) (Notary Public)

My Commission expires _______________ County of _________________ State of _________________________

Based upon relief from Commission staff and difficulties arising from COVID-19, The Nasdaq MRX, LLC is making this filing without notarization.

Nasdaq MRX, LLC

EXHIBITS

Exhibit A — Articles of Incorporation, By-Laws, and Rules

The information is available at https://listingcenter.nasdaq.com/rulebook/mrx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit B — All Written Rulings, Settled Practices having the effects of Rules and Interpretations.

The information is available at https://listingcenter.nasdaq.com/rulebook/mrx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit C — Subsidiaries and Affiliates of the Exchange (as of 06/09/2022)

All information required under Exhibit C for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit C and is kept up-to-date and available to the Commission and the public upon request. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit D — Financial Statements for each Subsidiary and Affiliate of the Exchange (as of 6/16/2021)

The unconsolidated financial statements for the latest fiscal year that is required under Exhibit D for the subsidiaries and affiliates of the Exchange is listed in the attachment for Exhibit D and is kept up-to-date and available to the Commission and the public upon request.

Exhibit E — Operation of Electronic Trading System

Not applicable.

Exhibit F — Forms: Membership and Member

The information is available at http://www.nasdaqtrader.com/Trader.aspx?id=membership. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit G Forms: Financial Statements, Reports, or Questionnaires

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit H Forms: Company Listings

Not applicable.

Exhibit I Financial Statement of Exchange

The audited financial statements for Nasdaq MRX, LLC are attached. The audited financial statements contained in the Form 10-K for Nasdaq, Inc. for the fiscal year ended December 31, 2021 are attached and are available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1120193/000112019321000011/ndaq-20201231.htm

Exhibit J List of Officers, Governors, and Members of Standing Committees

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit K List of Shareholders or Partners of the Exchange

1. Full legal name;
2. Title or Status;
3. Date title or status was acquired;
4. Approximate ownership interest; and
5. Whether the person has control, a term that is defined in the instructions to this Form.

International Securities Exchange Holdings, Inc. ("ISE Holdings") is the sole shareholder of Nasdaq MRX, LLC, a Delaware corporation. ISE Holdings is, in turn, wholly owned by Nasdaq, Inc. All additional information required under Exhibit K for Nasdaq, Inc. can be found in the Amendments to Form 1 filed separately by The Nasdaq Stock Market, LLC. Nasdaq MRX, LLC certifies that the information required under Exhibit K is kept up-to-date and is available to the Commission and the public upon request.

Exhibit L Membership Criteria.

The information is available at https://listingcenter.nasdaq.com/rulebook/mrx/rules. The Exchange certifies that the information available at such location is accurate as of its date.

Exhibit M Membership Information

This information is kept up-to-date and available to the Commission and the public upon request.

Exhibit N Schedule of Securities

This information is kept up-to-date and available to the Commission and the public upon request.

Nasdaq MRX, LLC

FORM 1 – Amendment of June 29, 2022

EXHIBIT C

Subsidiaries and Affiliates of the Exchange. *

As of June 9, 2022

U.S. Entities

1. A.S.A.P. Advisor Services, Inc. (merged 8/2021)
2. BoardVantage, Inc.
3. Boston Stock Exchange Clearing Corporation
4. Cinnober Americas Inc.
5. Consolidated Securities Source LLC
6. Content Services, LLC
7. Copeland Markets LLC (44.5% owned, directly or indirectly, by Nasdaq, Inc.)
8. Curzon Street Acquisition, LLC
9. Directors Desk, LLC
10. Dorsey, Wright & Associates, LLC
11. ETC Acquisition Corp. (merged 2/2022)
12. eVestment Alliance Holdings, Inc.
13. eVestment Alliance Holdings, LLC
14. eVestment Alliance, LLC
15. eVestment, Inc.
16. ExactEquity, LLC
17. Execution Access, LLC (merged 6/2021)
18. FinQloud LLC
19. FINRA/Nasdaq Trade Reporting Facility LLC
20. FRAMLxchange Inc.
21. FTEN, Inc.
22. Fundspire, Inc. (merged 03/2021)
23. Global Network Content Services, LLC
24. GlobeNewswire, Inc.
25. Granite Redux, Inc.
26. GraniteBlock, Inc.
27. HXSquare (28.57% owned, directly or indirectly, by Nasdaq, Inc.) (dissolved 02/2022)
28. Inet Futures Exchange, LLC (merged 6/2022)
29. International Securities Exchange Holdings, Inc.
30. ISE ETF Ventures LLC
31. Kleos Managed Services Holdings, LLC (merged 6/2021)
32. Kleos Managed Services, L.P. (merged 6/2021)
33. Longitude LLC
34. Nasdaq BX, Inc.
35. NASDAQ Capital Markets Advisory LLC
36. Nasdaq Commodities Clearing LLC
37. Nasdaq Corporate Services, LLC
38. Nasdaq Corporate Solutions, LLC
39. NASDAQ Energy Futures, LLC
40. Nasdaq Execution Services, LLC
41. Nasdaq Fund Secondaries, LLC
42. NASDAQ Futures, Inc.
43. Nasdaq GEMX, LLC
44. NASDAQ Global, Inc.
45. Nasdaq, Inc.
46. Nasdaq Governance Solutions, Inc.
47. Nasdaq Information, LLC
48. Nasdaq International Market Initiatives, Inc.
49. Nasdaq ISE, LLC
50. NASDAQ OMX (San Francisco) Insurance LLC

51. NASDAQ OMX BX Equities LLC (merged 1/2022)
52. Nasdaq PHLX LLC
53. Nasdaq SB Holdings, LLC (acquired 5/2021)
54. Nasdaq SPS, LLC
55. Nasdaq Technology Services, LLC
56. NFSTX, LLC
57. Norway Acquisition LLC
58. NPM Securities, LLC (merged 7/2021)
59. OneReport, Inc.
60. Operations & Compliance Network, LLC
61. Public Plan IQ Limited Liability Company
62. QDiligence LLC (acquired 12/2021)
63. SecondMarket Labs, LLC (merged 9/2021)
64. SecondMarket Solutions, Inc. (merged 10/2021)
65. Solovis, Inc.
66. Stock Clearing Corporation of Philadelphia
67. Strategic Financial Solutions, LLC
68. Sybenetix Inc.
69. The Center for Board Evaluations, Inc.
70. The Nasdaq Options Market LLC
71. The Options Clearing Corporation (40% owned, directly or indirectly, by Nasdaq, Inc.)
72. Titan Parent Company, LLC (26% owned, directly or indirectly, by Nasdaq, Inc.)
73. U.S. Exchange Holdings, Inc.
74. Verafin AcquisitionCo LLC (02/2021)
75. Verafin USA, Inc. (02/2021)

Non-U.S. Subsidiaries

1. 2157971 Ontario Ltd.
2. AB Nasdaq Vilnius (96.35% owned, directly or indirectly, by Nasdaq, Inc.)
3. AS eCSD Expert
4. AS Pensionikeskus
5. BoardVantage (UK) Limited (merged 9/2021)
6. Cinnober Financial Technology AB
7. Curzon Street Holdings Limited
8. Egypt Information Dissemination Company (45% owned, directly or indirectly, by Nasdaq, Inc.)
9. Ensoleillement Inc.
10. eVestment Alliance (UK) Limited
11. eVestment Alliance Australia Pty Ltd
12. eVestment Alliance Hong Kong Limited
13. Indxis Ltd
14. LLC "SYBENETIX UKRAINE"
15. Longitude S.A. (merged 12/2021)
16. Marketwire China Holding (HK) Ltd. (merged 2/2022)
17. Metrio Software inc. (acquired 6/2022)
18. Minium Financial Technology Ltd (merged 12/2021)
19. Nasdaq (Asia Pacific) Pte. Ltd.
20. Nasdaq AB
21. Nasdaq Australia Holding Pty Ltd
22. Nasdaq Canada Inc.
23. Nasdaq Clearing AB
24. Nasdaq Copenhagen A/S
25. Nasdaq Corporate Solutions (India) Private Limited
26. Nasdaq Corporate Solutions International Limited
27. Nasdaq CSD SE
28. Nasdaq CXC Limited
29. Nasdaq Exchange and Clearing Services AB
30. Nasdaq France SAS
31. Nasdaq Germany GmbH
32. Nasdaq Helsinki Ltd
33. Nasdaq Holding AB
34. Nasdaq Holding Denmark A/S
35. Nasdaq Holding Luxembourg Sárl
36. Nasdaq Iceland hf.
37. Nasdaq International Ltd
38. Nasdaq Korea Ltd.
39. Nasdaq Ltd
40. Nasdaq NLX Limited (merged 11/2021)
41. Nasdaq Nordic Ltd
42. NASDAQ OMX Europe Ltd
43. Nasdaq Oslo ASA
44. Nasdaq Pty Ltd
45. Nasdaq Riga, AS (92.98% owned, directly or indirectly, by Nasdaq, Inc.)
46. Nasdaq Spot AB
47. Nasdaq Stockholm AB
48. Nasdaq Tallin AS
49. Nasdaq Technology (Japan) Ltd
50. Nasdaq Technology AB
51. Nasdaq Technology Energy Systems AS
52. Nasdaq Technology Italy Srl
53. Nasdaq Teknoloji Servisi Limited Sirketi
54. Nasdaq Treasury AB

55. Nasdaq Vilnius Services UAB
56. Nasdaq Wizer Solutions AB
57. Nasdaq Wizer Vilnius UAB
58. OMX Netherlands B.V.
59. OMX Netherlands Holding B.V.
60. OMX Treasury Euro AB (99.9% owned, directly or indirectly, by Nasdaq, Inc.)
61. OMX Treasury Euro Holding AB
62. Puro.earth (70% owned, directly or indirectly, by Nasdaq, Inc.) (acquired 6/2021)
63. Quandl, Inc.
64. RF Nordic Express AB (50.1% owned, directly or indirectly, by Nasdaq, Inc.)
65. Shareholder.com B.V.
66. Simplitium Ltd
67. SMARTS Broker Compliance Pty Ltd
68. SMARTS Market Surveillance Pty Ltd
69. Sybenetix Limited
70. TopQ Software Limited
71. Verafin Solutions ULC
72. Whittaker & Garnier Limited

* The list of subsidiaries does not include not-for-profit entities or foreign branches of particular subsidiaries

Nasdaq MRX, LLC

FORM 1 – Amendment of June 29, 2022

EXHIBIT D

Nasdaq, Inc.
Unconsolidated Balance Sheet -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	213
Investments	-
Total Receivables - Net	162,892
Current restricted Cash and Cash equivalents	-
Other Current Assets	242,775
Margin Deposits & Default Fund	-
Total Current Assets	**405,880**
Long Term Assets:	
Total Property and Equipment - Net	119,113
Goodwill	923,564
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	55,960
Right of use asset	561
Total Long Term Assets	**1,099,197**
Total Assets	**1,505,077**
LIABILITIES	
Total AP and Accrued Expenses	30,936
SEC 31a Payable to the SEC	51,613
Accrued Personnel Costs	55,130
Deferred Revenue	41,394
Current Portion of Long Term Debt	-
Lease liability - current	145
Other Accrued Liabilities	58,328
Current Debt Obligations	-
Current Liabilities	**237,546**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	75,886
Lease liability - non current	448
All Other Long Term Liabilities	3,223
Long Term Liabilities	**79,556**
Total Liabilities	**317,102**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	909,831
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	278,144
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,187,975**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,187,975**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,505,077**

Nasdaq, Inc.
Unconsolidated Statement of Income -The NASDAQ Stock Market LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	2,051,981
Corporate Platforms	302,838
Investment Intelligence	284,615
Market Technology Revenues	6,966
Other Revenues	26,899
Total Revenues	**2,673,299**
COST OF REVENUES	
Liquidity Rebates	**(1,372,259)**
Brokerage, Clearance and Exchange Fees	**(252,911)**
Total Cost of Revenues	**(1,625,170)**
Revenues less Cost of Revenues	**1,048,129**
Operating Expenses:	
Compensation and Benefits	165,810
Marketing and Advertising	29,302
Depr and Amortization	32,470
Professional and Contract Services	28,597
Computer Ops and Data Communication	67,213
Occupancy	17,901
Regulatory	6,112
General Administrative and Other	31,170
Merger Related Expenses Total	48
Total Operating Expenses	**378,624**
Operating Income	**669,505**
Total Interest Income	15
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	0
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**669,521**
Income Tax Provisions	**-**
Net Income	**669,521**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**669,521**

Nasdaq, Inc.
Unconsolidated Balance Sheet -A.S.A.P. Advisor Services, Inc.
(in thousands, unaudited)

Notes: merged 8/2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage, Inc
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,612
Current restricted Cash and Cash equivalents	-
Other Current Assets	20,355
Margin Deposits & Default Fund	-
Total Current Assets	**23,967**
Long Term Assets:	
Total Property and Equipment - Net	7,527
Goodwill	140,412
Other Intangibles	61,369
Non Current Deferred Taxes	4,638
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**213,946**
Total Assets	**237,913**
LIABILITIES	
Total AP and Accrued Expenses	259
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	742
Deferred Revenue	11,237
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(1,375)
Current Debt Obligations	-
Current Liabilities	**10,863**
Total Long Term Debt	-
Non Current Deferred Tax Liability	17,662
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	2,204
Long Term Liabilities	**19,866**
Total Liabilities	**30,729**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	196,516
Accumulated Other Comprehensive Income/(Loss)	(6)
Total Retained Earnings	10,675
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**207,184**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**207,184**
Total Liabilities Non Controlling Interest and Stockholders Equity	**237,913**

Nasdaq, Inc.
Unconsolidated Statement of Income -BoardVantage, Inc
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	24,689
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	(15)
Total Revenues	**24,674**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**24,674**
Operating Expenses:	
Compensation and Benefits	4,594
Marketing and Advertising	-
Depr and Amortization	9,675
Professional and Contract Services	494
Computer Ops and Data Communication	1,263
Occupancy	652
Regulatory	-
General Administrative and Other	1,143
Merger Related Expenses Total	-
Total Operating Expenses	**17,821**
Operating Income	**6,853**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**6,853**
Income Tax Provisions	**1,614**
Net Income	**5,239**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**5,239**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	73
Margin Deposits & Default Fund	-
Total Current Assets	**73**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	1,400
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,400**
Total Assets	**1,473**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(59)
Current Debt Obligations	-
Current Liabilities	**(59)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	369
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**369**
Total Liabilities	**310**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,204
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,041)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,163**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,163**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Boston Stock Exchange Clearing Corporation
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**12**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**12**
LIABILITIES	
Total AP and Accrued Expenses	18
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(2)
Current Debt Obligations	-
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(5)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(5)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Americas Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	4
Merger Related Expenses Total	-
Total Operating Expenses	**4**
Operating Income	**(4)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(4)**
Income Tax Provisions	**-**
Net Income	**(4)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(4)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Consolidated Securities Source LLC
(in thousands, unaudited)

Notes: No data in 2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	16
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**16**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	16
Current Debt Obligations	-
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16**

Nasdaq, Inc.
Unconsolidated Statement of Income -Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Copeland Markets LLC
(in thousands, unaudited)

Notes: 44.5% owned, directly or indirectly, by Nasdaq, Inc., no data in 2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6**
Total Assets	**6**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6
Long Term Liabilities	**6**
Total Liabilities	**6**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6**

Nasdaq, Inc.
Unconsolidated Statement of Income -Curzon Street Acquisition, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	1,733
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,239
Margin Deposits & Default Fund	-
Total Current Assets	**8,972**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	6,573
Other Intangibles	250
Non Current Deferred Taxes	8
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,832**
Total Assets	**15,804**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	6,186
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(188)
Current Debt Obligations	-
Current Liabilities	**5,998**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,685
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	501
Long Term Liabilities	**2,186**
Total Liabilities	**8,184**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,581
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	3,039
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,620**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,620**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15,804**

Nasdaq, Inc.
Unconsolidated Statement of Income -Directors Desk, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	16,620
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**16,620**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**16,620**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	46
Professional and Contract Services	0
Computer Ops and Data Communication	224
Occupancy	-
Regulatory	-
General Administrative and Other	219
Merger Related Expenses Total	-
Total Operating Expenses	**489**
Operating Income	**16,132**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**16,132**
Income Tax Provisions	**4,358**
Net Income	**11,773**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**11,773**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	197
Total Receivables - Net	3,827
Current restricted Cash and Cash equivalents	-
Other Current Assets	18,322
Margin Deposits & Default Fund	-
Total Current Assets	**22,347**
Long Term Assets:	
Total Property and Equipment - Net	1,102
Goodwill	82,417
Other Intangibles	123,360
Non Current Deferred Taxes	75
Other Long Term Assets	16
Right of use asset	244
Total Long Term Assets	**207,214**
Total Assets	**229,561**
LIABILITIES	
Total AP and Accrued Expenses	386
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,819
Deferred Revenue	363
Current Portion of Long Term Debt	-
Lease liability - current	276
Other Accrued Liabilities	(2,730)
Current Debt Obligations	-
Current Liabilities	**114**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(95)
Non-current deferred revenue	-
Lease liability - non current	210
All Other Long Term Liabilities	1
Long Term Liabilities	**116**
Total Liabilities	**230**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	226,389
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,942
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**229,331**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**229,331**
Total Liabilities Non Controlling Interest and Stockholders Equity	**229,561**

Nasdaq, Inc.
Unconsolidated Statement of Income -Dorsey, Wright & Associates, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	(5)
Corporate Platforms	-
Investment Intelligence	31,258
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**31,253**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**31,253**
Operating Expenses:	
Compensation and Benefits	6,840
Marketing and Advertising	32
Depr and Amortization	2,371
Professional and Contract Services	415
Computer Ops and Data Communication	2,231
Occupancy	377
Regulatory	-
General Administrative and Other	1,174
Merger Related Expenses Total	-
Total Operating Expenses	**13,441**
Operating Income	**17,813**
Total Interest Income	41
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**17,854**
Income Tax Provisions	**4,924**
Net Income	**12,930**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**12,930**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	4,164
Current restricted Cash and Cash equivalents	-
Other Current Assets	86
Margin Deposits & Default Fund	-
Total Current Assets	**4,251**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**4,251**
LIABILITIES	
Total AP and Accrued Expenses	5
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**5**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,159
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	87
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,246**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,246**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,251**

Nasdaq, Inc.
Unconsolidated Statement of Income -ETC Acquisition Corp.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15,780
Current restricted Cash and Cash equivalents	-
Other Current Assets	6
Margin Deposits & Default Fund	-
Total Current Assets	**15,786**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	107,156
Other Intangibles	-
Non Current Deferred Taxes	(1,686)
Other Long Term Assets	432,477
Right of use asset	-
Total Long Term Assets	**537,947**
Total Assets	**553,734**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	12,247
Current Debt Obligations	-
Current Liabilities	**12,247**
Total Long Term Debt	-
Non Current Deferred Tax Liability	5,590
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	117,192
Long Term Liabilities	**122,782**
Total Liabilities	**135,029**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	325
Total Retained Earnings	(13,264)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**418,705**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**418,705**
Total Liabilities Non Controlling Interest and Stockholders Equity	**553,734**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(20)
Merger Related Expenses Total	-
Total Operating Expenses	**(19)**
Operating Income	**19**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**19**
Income Tax Provisions	**15,627**
Net Income	**(15,608)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(15,608)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,908
Margin Deposits & Default Fund	-
Total Current Assets	**1,908**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	21,129
Other Intangibles	-
Non Current Deferred Taxes	(623)
Other Long Term Assets	432,167
Right of use asset	-
Total Long Term Assets	**452,673**
Total Assets	**454,581**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	22,696
Long Term Liabilities	**22,696**
Total Liabilities	**22,696**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	431,644
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	241
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**431,885**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**431,885**
Total Liabilities Non Controlling Interest and Stockholders Equity	**454,581**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(2)
Merger Related Expenses Total	-
Total Operating Expenses	**(2)**
Operating Income	**2**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2**
Income Tax Provisions	**-**
Net Income	**2**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	25,087
Current restricted Cash and Cash equivalents	-
Other Current Assets	124,563
Margin Deposits & Default Fund	-
Total Current Assets	**149,650**
Long Term Assets:	
Total Property and Equipment - Net	22,984
Goodwill	63,150
Other Intangibles	209,120
Non Current Deferred Taxes	5,802
Other Long Term Assets	134,112
Right of use asset	8,422
Total Long Term Assets	**443,589**
Total Assets	**593,240**
LIABILITIES	
Total AP and Accrued Expenses	1,316
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	8,987
Deferred Revenue	77,174
Current Portion of Long Term Debt	-
Lease liability - current	1,506
Other Accrued Liabilities	194
Current Debt Obligations	-
Current Liabilities	**89,177**
Total Long Term Debt	-
Non Current Deferred Tax Liability	64,995
Non-current deferred revenue	1,943
Lease liability - non current	12,402
All Other Long Term Liabilities	33,652
Long Term Liabilities	**112,993**
Total Liabilities	**202,170**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	378,049
Accumulated Other Comprehensive Income/(Loss)	80
Total Retained Earnings	12,941
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**391,070**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**391,070**
Total Liabilities Non Controlling Interest and Stockholders Equity	**593,240**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	108,808
Market Technology Revenues	-
Other Revenues	9,482
Total Revenues	**118,290**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**118,290**
Operating Expenses:	
Compensation and Benefits	49,295
Marketing and Advertising	1,256
Depr and Amortization	23,102
Professional and Contract Services	5,707
Computer Ops and Data Communication	9,235
Occupancy	1,969
Regulatory	-
General Administrative and Other	1,136
Merger Related Expenses Total	471
Total Operating Expenses	**92,170**
Operating Income	**26,120**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**26,120**
Income Tax Provisions	**42**
Net Income	**26,078**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**26,078**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,079
Margin Deposits & Default Fund	-
Total Current Assets	**7,079**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	238,077
Other Intangibles	12,650
Non Current Deferred Taxes	(855)
Other Long Term Assets	507,496
Right of use asset	-
Total Long Term Assets	**757,369**
Total Assets	**764,448**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(1)
Current Debt Obligations	-
Current Liabilities	**(1)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	2,868
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	739
Long Term Liabilities	**3,607**
Total Liabilities	**3,606**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	765,707
Accumulated Other Comprehensive Income/(Loss)	(37)
Total Retained Earnings	(4,829)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**760,842**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**760,842**
Total Liabilities Non Controlling Interest and Stockholders Equity	**764,448**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	3,300
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	3
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**3,304**
Operating Income	**(3,304)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3,304)**
Income Tax Provisions	**(1,694)**
Net Income	**(1,609)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(1,609)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	19
Margin Deposits & Default Fund	-
Total Current Assets	**19**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(0)**
Total Assets	**19**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(0)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(0)**
Total Liabilities	**(0)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	19
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**19**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**19**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19**

Nasdaq, Inc.
Unconsolidated Statement of Income -ExactEquity, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Execution Access, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,102**
Operating Expenses:	
Compensation and Benefits	1,832
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	18
Computer Ops and Data Communication	210
Occupancy	123
Regulatory	41
General Administrative and Other	(171)
Merger Related Expenses Total	111
Total Operating Expenses	**2,164**
Operating Income	**2,938**
Total Interest Income	1
Total Interest Expense	(65)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,873**
Income Tax Provisions	**-**
Net Income	**2,873**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,873**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Metrio Software Inc.
(in thousands, unaudited)

Notes: Notes: New entity in 2022 - established 06/2022. No data in 2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -FinQloud LLC
(in thousands, unaudited)

Notes: not in HFM - not a fully owned entity FinQloud LLC (formerly Urban Labs LLC)

Nasdaq, Inc.
Unconsolidated Balance Sheet -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	10,490
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,527
Margin Deposits & Default Fund	-
Total Current Assets	**19,017**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	5
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**5**
Total Assets	**19,021**
LIABILITIES	
Total AP and Accrued Expenses	2,265
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	131
Current Debt Obligations	-
Current Liabilities	**2,396**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,396**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	12,625
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,625**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,625**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,021**

Nasdaq, Inc.
Unconsolidated Statement of Income -FINRA/Nasdaq Trade Reporting Facility LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	30,288
Corporate Platforms	-
Investment Intelligence	12,369
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**42,657**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**42,657**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,292
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	12,098
General Administrative and Other	541
Merger Related Expenses Total	-
Total Operating Expenses	**13,931**
Operating Income	**28,726**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**28,726**
Income Tax Provisions	**7,759**
Net Income	**20,967**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**20,967**

Nasdaq, Inc.
Unconsolidated Balance Sheet -FRAMLxchange Inc.
(in thousands, unaudited)

Notes: New entity in 2021 - established 02/2021. No data in 2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	3,493
Current restricted Cash and Cash equivalents	-
Other Current Assets	53,772
Margin Deposits & Default Fund	-
Total Current Assets	**57,265**
Long Term Assets:	
Total Property and Equipment - Net	444
Goodwill	526,084
Other Intangibles	719
Non Current Deferred Taxes	236
Other Long Term Assets	18
Right of use asset	-
Total Long Term Assets	**527,500**
Total Assets	**584,764**
LIABILITIES	
Total AP and Accrued Expenses	97
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	302
Deferred Revenue	107
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	2,055
Current Debt Obligations	-
Current Liabilities	**2,561**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(281,234)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**(281,234)**
Total Liabilities	**(278,673)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,275,123
Accumulated Other Comprehensive Income/(Loss)	(27)
Total Retained Earnings	(411,659)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**863,437**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**863,437**
Total Liabilities Non Controlling Interest and Stockholders Equity	**584,764**

Nasdaq, Inc.
Unconsolidated Statement of Income -FTEN, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	(1,014)
Corporate Platforms	-
Investment Intelligence	17
Market Technology Revenues	14,338
Other Revenues	-
Total Revenues	**13,340**
COST OF REVENUES	
Liquidity Rebates	**-**
Brokerage, Clearance and Exchange Fees	**25**
Total Cost of Revenues	**25**
Revenues less Cost of Revenues	**13,365**
Operating Expenses:	
Compensation and Benefits	1,624
Marketing and Advertising	-
Depr and Amortization	1,141
Professional and Contract Services	2,786
Computer Ops and Data Communication	5,432
Occupancy	1
Regulatory	-
General Administrative and Other	451
Merger Related Expenses Total	(3,820)
Total Operating Expenses	**7,614**
Operating Income	**5,751**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	93,369
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**99,119**
Income Tax Provisions	**35,676**
Net Income	**63,444**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**63,444**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Fundspire, Inc.
(in thousands, unaudited)

Notes: (merged 03/2021)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	269
Margin Deposits & Default Fund	-
Total Current Assets	**269**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**269**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**1**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	180
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	88
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**268**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**268**
Total Liabilities Non Controlling Interest and Stockholders Equity	**269**

Nasdaq, Inc.
Unconsolidated Statement of Income -Global Network Content Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	3,871
Margin Deposits & Default Fund	-
Total Current Assets	**3,871**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	12,684
Other Intangibles	-
Non Current Deferred Taxes	(6)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**12,678**
Total Assets	**16,549**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	91
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	39
Long Term Liabilities	**130**
Total Liabilities	**130**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,653
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,765
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**16,418**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**16,418**
Total Liabilities Non Controlling Interest and Stockholders Equity	**16,549**

Nasdaq, Inc.
Unconsolidated Statement of Income -GlobeNewswire, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(9)
Merger Related Expenses Total	-
Total Operating Expenses	**(8)**
Operating Income	**8**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**8**
Income Tax Provisions	**(1)**
Net Income	**9**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**9**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	19,841
Other Intangibles	-
Non Current Deferred Taxes	556
Other Long Term Assets	88,784
Right of use asset	-
Total Long Term Assets	**109,181**
Total Assets	**109,181**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(462)
Current Debt Obligations	-
Current Liabilities	**(462)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	18,500
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**18,500**
Total Liabilities	**18,038**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	88,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,359
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**91,143**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**91,143**
Total Liabilities Non Controlling Interest and Stockholders Equity	**109,181**

Nasdaq, Inc.
Unconsolidated Statement of Income -Granite Redux, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	**(1,134)**
Net Income	**1,134**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,134**

Nasdaq, Inc.
Unconsolidated Balance Sheet -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	8,556
Other Intangibles	-
Non Current Deferred Taxes	24
Other Long Term Assets	33,238
Right of use asset	-
Total Long Term Assets	**41,818**
Total Assets	**41,818**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(297)
Current Debt Obligations	-
Current Liabilities	**(297)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	6,926
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**6,926**
Total Liabilities	**6,629**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	33,238
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,951
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**35,189**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**35,189**
Total Liabilities Non Controlling Interest and Stockholders Equity	**41,818**

Nasdaq, Inc.
Unconsolidated Statement of Income -GraniteBlock, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	**(472)**
Net Income	**472**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**472**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Inet Futures Exchange, LLC
(in thousands, unaudited)

Notes: No data in 2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -International Securities Exchange Holdings, Inc
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(3,630)
Current restricted Cash and Cash equivalents	-
Other Current Assets	(13,889)
Margin Deposits & Default Fund	-
Total Current Assets	**(17,519)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	549,456
Other Intangibles	558,912
Non Current Deferred Taxes	5,333
Other Long Term Assets	125,698
Right of use asset	-
Total Long Term Assets	**1,239,398**
Total Assets	**1,221,879**
LIABILITIES	
Total AP and Accrued Expenses	97,542
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	80,747
Current Debt Obligations	-
Current Liabilities	**178,290**
Total Long Term Debt	-
Non Current Deferred Tax Liability	171,856
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**171,856**
Total Liabilities	**350,146**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	937,500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(65,767)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**871,733**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**871,733**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,221,879**

Nasdaq, Inc.
Unconsolidated Statement of Income -International Securities Exchange Holdings, Inc
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	11,362
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**11,362**
Operating Income	**(11,362)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	47
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(11,315)**
Income Tax Provisions	**49,301**
Net Income	**(60,616)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(60,616)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -ISE ETF Ventures LLC
(in thousands, unaudited)

Notes: Not a separate LE in HFM- included in ISE entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	(5)
Total Operating Expenses	**(5)**
Operating Income	**5**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**5**
Income Tax Provisions	**-**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Kleos Managed Services, L.P.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	778
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**778**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,852**
Operating Expenses:	
Compensation and Benefits	303
Marketing and Advertising	-
Depr and Amortization	159
Professional and Contract Services	399
Computer Ops and Data Communication	90
Occupancy	273
Regulatory	-
General Administrative and Other	646
Merger Related Expenses Total	(466)
Total Operating Expenses	**1,404**
Operating Income	**4,448**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	(8,245)
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3,797)**
Income Tax Provisions	**(3,414)**
Net Income	**(383)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(383)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,224
Margin Deposits & Default Fund	-
Total Current Assets	**1,224**
Long Term Assets:	
Total Property and Equipment - Net	4
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(0)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**4**
Total Assets	**1,228**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(17)
Current Debt Obligations	-
Current Liabilities	**(17)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(25)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(25)**
Total Liabilities	**(42)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,541
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(271)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,270**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,270**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,228**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	13
Total Revenues	**13**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**13**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	11
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**11**
Operating Income	**2**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2**
Income Tax Provisions	**-**
Net Income	**2**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	13
Investments	-
Total Receivables - Net	7,306
Current restricted Cash and Cash equivalents	-
Other Current Assets	749
Margin Deposits & Default Fund	-
Total Current Assets	**8,068**
Long Term Assets:	
Total Property and Equipment - Net	32
Goodwill	31,048
Other Intangibles	48,831
Non Current Deferred Taxes	2,689
Other Long Term Assets	99
Right of use asset	-
Total Long Term Assets	**82,699**
Total Assets	**90,766**
LIABILITIES	
Total AP and Accrued Expenses	476
SEC 31a Payable to the SEC	1,231
Accrued Personnel Costs	28
Deferred Revenue	1
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	10,441
Current Debt Obligations	-
Current Liabilities	**12,176**
Total Long Term Debt	-
Non Current Deferred Tax Liability	8,261
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	28
Long Term Liabilities	**8,289**
Total Liabilities	**20,465**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	8
Common Stock in Treasury Total	-
Additional Paid in Capital	50,227
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	20,067
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**70,302**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**70,302**
Total Liabilities Non Controlling Interest and Stockholders Equity	**90,766**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq BX, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	75,945
Corporate Platforms	-
Investment Intelligence	2,418
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**78,363**
COST OF REVENUES	
Liquidity Rebates	**(42,849)**
Brokerage, Clearance and Exchange Fees	**(2,439)**
Total Cost of Revenues	**(45,288)**
Revenues less Cost of Revenues	**33,074**
Operating Expenses:	
Compensation and Benefits	125
Marketing and Advertising	-
Depr and Amortization	148
Professional and Contract Services	139
Computer Ops and Data Communication	274
Occupancy	13
Regulatory	594
General Administrative and Other	820
Merger Related Expenses Total	-
Total Operating Expenses	**2,112**
Operating Income	**30,962**
Total Interest Income	2
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**30,964**
Income Tax Provisions	**13,927**
Net Income	**17,037**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**17,037**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	679
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	2
Margin Deposits & Default Fund	-
Total Current Assets	**932**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**932**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	553
Current Debt Obligations	-
Current Liabilities	**553**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**553**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	672
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(293)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**379**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**379**
Total Liabilities Non Controlling Interest and Stockholders Equity	**932**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Capital Markets Advisory LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	250
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**250**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**250**
Operating Expenses:	
Compensation and Benefits	20
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	32
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	18
General Administrative and Other	3
Merger Related Expenses Total	-
Total Operating Expenses	**74**
Operating Income	**176**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**176**
Income Tax Provisions	**-**
Net Income	**176**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**176**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	75
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**75**
Total Assets	**75**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	1,736
Current Debt Obligations	-
Current Liabilities	**1,736**
Total Long Term Debt	-
Non Current Deferred Tax Liability	13
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**13**
Total Liabilities	**1,749**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,891
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(6,564)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,674)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,674)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**75**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Commodities Clearing LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	14,479
Current restricted Cash and Cash equivalents	-
Other Current Assets	467
Margin Deposits & Default Fund	-
Total Current Assets	**14,946**
Long Term Assets:	
Total Property and Equipment - Net	83
Goodwill	23,521
Other Intangibles	-
Non Current Deferred Taxes	(65)
Other Long Term Assets	18,234
Right of use asset	-
Total Long Term Assets	**41,774**
Total Assets	**56,720**
LIABILITIES	
Total AP and Accrued Expenses	(87)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	6
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	6,668
Current Debt Obligations	-
Current Liabilities	**6,587**
Total Long Term Debt	-
Non Current Deferred Tax Liability	425
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	176
Long Term Liabilities	**601**
Total Liabilities	**7,189**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	48,999
Accumulated Other Comprehensive Income/(Loss)	139
Total Retained Earnings	393
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**49,531**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,531**
Total Liabilities Non Controlling Interest and Stockholders Equity	**56,720**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	227
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**227**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**227**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	118
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	29
Regulatory	-
General Administrative and Other	(3)
Merger Related Expenses Total	-
Total Operating Expenses	**145**
Operating Income	**82**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**82**
Income Tax Provisions	**-**
Net Income	**82**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**82**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	187,434
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,293
Margin Deposits & Default Fund	-
Total Current Assets	**188,727**
Long Term Assets:	
Total Property and Equipment - Net	15,927
Goodwill	131,949
Other Intangibles	4,518
Non Current Deferred Taxes	1,559
Other Long Term Assets	201,418
Right of use asset	6,718
Total Long Term Assets	**362,089**
Total Assets	**550,816**
LIABILITIES	
Total AP and Accrued Expenses	8,837
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	16,034
Deferred Revenue	26,580
Current Portion of Long Term Debt	-
Lease liability - current	2,367
Other Accrued Liabilities	60,108
Current Debt Obligations	-
Current Liabilities	**113,927**
Total Long Term Debt	-
Non Current Deferred Tax Liability	16,804
Non-current deferred revenue	1
Lease liability - non current	4,600
All Other Long Term Liabilities	650
Long Term Liabilities	**22,055**
Total Liabilities	**135,982**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	450,784
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(35,950)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**414,834**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**414,834**
Total Liabilities Non Controlling Interest and Stockholders Equity	**550,816**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	129,754
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	6
Total Revenues	**129,760**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**129,760**
Operating Expenses:	
Compensation and Benefits	61,397
Marketing and Advertising	709
Depr and Amortization	8,718
Professional and Contract Services	41,630
Computer Ops and Data Communication	8,665
Occupancy	4,540
Regulatory	-
General Administrative and Other	13,768
Merger Related Expenses Total	361
Total Operating Expenses	**139,788**
Operating Income	**(10,028)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(10,028)**
Income Tax Provisions	**-**
Net Income	**(10,028)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(10,028)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	224
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**224**
Total Assets	**224**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	46
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	1,693
Current Debt Obligations	-
Current Liabilities	**1,739**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,739**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(1,514)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,514)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,514)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**224**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Energy Futures, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	190
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	0
Occupancy	10
Regulatory	-
General Administrative and Other	13
Merger Related Expenses Total	-
Total Operating Expenses	**214**
Operating Income	**(214)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(214)**
Income Tax Provisions	**-**
Net Income	**(214)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(214)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	10,034
Investments	0
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	250
Other Current Assets	8,909
Margin Deposits & Default Fund	-
Total Current Assets	**19,193**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	5,569
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	234
Right of use asset	-
Total Long Term Assets	**5,803**
Total Assets	**24,996**
LIABILITIES	
Total AP and Accrued Expenses	2,618
SEC 31a Payable to the SEC	0
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	10
Current Debt Obligations	-
Current Liabilities	**2,628**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1**
Total Liabilities	**2,629**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,308
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(3,941)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**22,367**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**22,367**
Total Liabilities Non Controlling Interest and Stockholders Equity	**24,996**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Execution Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	43,238
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**43,238**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	(42,595)
Total Cost of Revenues	**(42,595)**
Revenues less Cost of Revenues	**643**
Operating Expenses:	
Compensation and Benefits	420
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	74
Computer Ops and Data Communication	18
Occupancy	(13)
Regulatory	126
General Administrative and Other	131
Merger Related Expenses Total	-
Total Operating Expenses	**756**
Operating Income	**(113)**
Total Interest Income	2
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(111)**
Income Tax Provisions	**-**
Net Income	**(111)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(111)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	1,830
Investments	-
Total Receivables - Net	3
Current restricted Cash and Cash equivalents	-
Other Current Assets	118
Margin Deposits & Default Fund	-
Total Current Assets	**1,951**
Long Term Assets:	
Total Property and Equipment - Net	2,299
Goodwill	6,533
Other Intangibles	-
Non Current Deferred Taxes	93
Other Long Term Assets	45,500
Right of use asset	-
Total Long Term Assets	**54,426**
Total Assets	**56,376**
LIABILITIES	
Total AP and Accrued Expenses	162
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,146
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	39,754
Current Debt Obligations	-
Current Liabilities	**42,062**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,013
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,013**
Total Liabilities	**43,074**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	22,749
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(9,447)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**13,302**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**13,302**
Total Liabilities Non Controlling Interest and Stockholders Equity	**56,376**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Fund Secondaries, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	2,342
Total Revenues	**2,342**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,420**
Operating Expenses:	
Compensation and Benefits	7,656
Marketing and Advertising	166
Depr and Amortization	502
Professional and Contract Services	(1,263)
Computer Ops and Data Communication	(635)
Occupancy	1,279
Regulatory	2
General Administrative and Other	722
Merger Related Expenses Total	3,121
Total Operating Expenses	**11,549**
Operating Income	**(9,129)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	38,316
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	33
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**29,220**
Income Tax Provisions	**-**
Net Income	**29,220**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**29,220**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(4)
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,071
Margin Deposits & Default Fund	-
Total Current Assets	**5,066**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(208)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(208)**
Total Assets	**4,858**
LIABILITIES	
Total AP and Accrued Expenses	1,274
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	30
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	8
Current Debt Obligations	-
Current Liabilities	**1,312**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(116)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3
Long Term Liabilities	**(113)**
Total Liabilities	**1,199**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	40,393
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(36,734)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,659**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,659**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,858**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Futures, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	98
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	3,319
Computer Ops and Data Communication	2
Occupancy	-
Regulatory	-
General Administrative and Other	301
Merger Related Expenses Total	-
Total Operating Expenses	**3,720**
Operating Income	**(3,720)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3,720)**
Income Tax Provisions	**-**
Net Income	**(3,720)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3,720)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15,938
Current restricted Cash and Cash equivalents	-
Other Current Assets	16,744
Margin Deposits & Default Fund	-
Total Current Assets	**32,682**
Long Term Assets:	
Total Property and Equipment - Net	0
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	9,373
Right of use asset	-
Total Long Term Assets	**9,374**
Total Assets	**42,056**
LIABILITIES	
Total AP and Accrued Expenses	4,667
SEC 31a Payable to the SEC	370
Accrued Personnel Costs	39
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	99
Current Debt Obligations	-
Current Liabilities	**5,175**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,175**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	13,035
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	23,846
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**36,881**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**36,881**
Total Liabilities Non Controlling Interest and Stockholders Equity	**42,056**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq GEMX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	257,896
Corporate Platforms	-
Investment Intelligence	877
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**258,772**
COST OF REVENUES	
Liquidity Rebates	**(208,652)**
Brokerage, Clearance and Exchange Fees	**(6,336)**
Total Cost of Revenues	**(214,989)**
Revenues less Cost of Revenues	**43,784**
Operating Expenses:	
Compensation and Benefits	171
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	272
Computer Ops and Data Communication	70
Occupancy	10
Regulatory	505
General Administrative and Other	1,888
Merger Related Expenses Total	-
Total Operating Expenses	**2,915**
Operating Income	**40,869**
Total Interest Income	2
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**40,870**
Income Tax Provisions	**-**
Net Income	**40,870**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**40,870**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	29
Investments	-
Total Receivables - Net	383
Current restricted Cash and Cash equivalents	-
Other Current Assets	44,304
Margin Deposits & Default Fund	-
Total Current Assets	**44,716**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	139
Other Long Term Assets	4,579,610
Right of use asset	-
Total Long Term Assets	**4,579,749**
Total Assets	**4,624,465**
LIABILITIES	
Total AP and Accrued Expenses	669
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	212,560
Current Debt Obligations	-
Current Liabilities	**213,229**
Total Long Term Debt	-
Non Current Deferred Tax Liability	77
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	6,823
Long Term Liabilities	**6,901**
Total Liabilities	**220,130**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	4,634,412
Accumulated Other Comprehensive Income/(Loss)	(382,203)
Total Retained Earnings	152,126
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,404,336**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,404,336**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,624,465**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ Global, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(28)
Merger Related Expenses Total	-
Total Operating Expenses	**(28)**
Operating Income	**28**
Total Interest Income	1,920
Total Interest Expense	(2,274)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(325)**
Income Tax Provisions	**2,158**
Net Income	**(2,483)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,483)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	100,938
Investments	12,187
Total Receivables - Net	155,001
Current restricted Cash and Cash equivalents	-
Other Current Assets	387,068
Margin Deposits & Default Fund	-
Total Current Assets	**655,192**
Long Term Assets:	
Total Property and Equipment - Net	119,779
Goodwill	12,870
Other Intangibles	1,128
Non Current Deferred Taxes	55,593
Other Long Term Assets	12,464,459
Right of use asset	240,817
Total Long Term Assets	**12,894,645**
Total Assets	**13,549,838**
LIABILITIES	
Total AP and Accrued Expenses	268,635
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	57,853
Deferred Revenue	3,220
Lease liability - current	11,716
Other Accrued Liabilities	803,678
Current Debt Obligations	1,018,300
Current Liabilities	**2,163,402**
Total Long Term Debt	4,811,703
Non Current Deferred Tax Liability	150,021
Non-current deferred revenue	66
Lease liability - non current	267,006
All Other Long Term Liabilities	54,705
Long Term Liabilities	**5,283,501**
Total Liabilities	**7,446,904**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1,743
Common Stock in Treasury Total	(436,915)
Additional Paid in Capital	1,613,726
Accumulated Other Comprehensive Income/(Loss)	(49,927)
Total Retained Earnings	4,974,308
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**6,102,934**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,102,934**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,549,838**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	2,445
Investment Intelligence	360,136
Market Technology Revenues	-
Other Revenues	58,458
Total Revenues	**421,039**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	**(8)**
Total Cost of Revenues	**(8)**
Revenues less Cost of Revenues	**421,022**
Operating Expenses:	
Compensation and Benefits	211,010
Marketing and Advertising	24,488
Depr and Amortization	14,053
Professional and Contract Services	59,714
Computer Ops and Data Communication	36,696
Occupancy	20,405
Regulatory	98
General Administrative and Other	76,613
Merger Related Expenses Total	51,592
Total Operating Expenses	**494,669**
Operating Income	**(73,647)**
Total Interest Income	35,069
Total Interest Expense	(125,729)
Gain (loss) on sale of strategic initiatives	(1,632)
Dividend and Investment Income	45,919
Income from Unconsolidated Investees - net	(1,161)
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	(1,668)
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(122,849)**
Income Tax Provisions	**123,169**
Net Income	**(246,018)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(246,018)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	12,124
Right of use asset	-
Total Long Term Assets	**12,124**
Total Assets	**12,124**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	12,124
Current Debt Obligations	-
Current Liabilities	**12,124**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**12,124**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,124**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Governance Solutions, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(143)
Current restricted Cash and Cash equivalents	-
Other Current Assets	21,750
Margin Deposits & Default Fund	-
Total Current Assets	**21,607**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	442
Other Intangibles	77
Non Current Deferred Taxes	2
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**522**
Total Assets	**22,129**
LIABILITIES	
Total AP and Accrued Expenses	131
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	10
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(91)
Current Debt Obligations	-
Current Liabilities	**49**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(33)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	58
Long Term Liabilities	**25**
Total Liabilities	**74**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	21,055
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**22,055**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**22,055**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,129**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Information, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	60
Corporate Platforms	-
Investment Intelligence	83,079
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**83,139**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**83,139**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	103
Professional and Contract Services	10
Computer Ops and Data Communication	33
Occupancy	-
Regulatory	-
General Administrative and Other	869
Merger Related Expenses Total	-
Total Operating Expenses	**1,015**
Operating Income	**82,124**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**82,124**
Income Tax Provisions	**22,155**
Net Income	**59,969**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**59,969**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(40)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(40)**
Total Assets	**(40)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	2,178
Current Debt Obligations	-
Current Liabilities	**2,178**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(1)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**(1)**
Total Liabilities	**2,177**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,642
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(5,859)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(2,217)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(2,217)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(40)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Market Initiatives, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	4
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**4**
Operating Income	**(4)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(4)**
Income Tax Provisions	**(2)**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	54,976
Current restricted Cash and Cash equivalents	-
Other Current Assets	49,729
Margin Deposits & Default Fund	-
Total Current Assets	**104,705**
Long Term Assets:	
Total Property and Equipment - Net	1,851
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	146,358
Right of use asset	-
Total Long Term Assets	**148,209**
Total Assets	**252,914**
LIABILITIES	
Total AP and Accrued Expenses	33,851
SEC 31a Payable to the SEC	2,425
Accrued Personnel Costs	1,538
Deferred Revenue	9
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	484
Current Debt Obligations	-
Current Liabilities	**38,307**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	14
Long Term Liabilities	**14**
Total Liabilities	**38,320**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	100,248
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	114,345
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**214,594**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**214,594**
Total Liabilities Non Controlling Interest and Stockholders Equity	**252,914**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq ISE, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	355,233
Corporate Platforms	-
Investment Intelligence	26,291
Market Technology Revenues	-
Other Revenues	(22)
Total Revenues	**381,502**
COST OF REVENUES	
Liquidity Rebates	**(235,838)**
Brokerage, Clearance and Exchange Fees	**(11,738)**
Total Cost of Revenues	**(247,576)**
Revenues less Cost of Revenues	**133,926**
Operating Expenses:	
Compensation and Benefits	5,447
Marketing and Advertising	73
Depr and Amortization	1,664
Professional and Contract Services	4,456
Computer Ops and Data Communication	1,481
Occupancy	735
Regulatory	970
General Administrative and Other	3,522
Merger Related Expenses Total	-
Total Operating Expenses	**18,347**
Operating Income	**115,579**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	25,922
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**141,501**
Income Tax Provisions	**-**
Net Income	**141,501**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**141,501**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,082
Margin Deposits & Default Fund	-
Total Current Assets	**2,082**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	17,336
Other Intangibles	-
Non Current Deferred Taxes	(75)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**17,261**
Total Assets	**19,344**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,636
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1
Long Term Liabilities	**1,636**
Total Liabilities	**1,636**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	24,713
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(7,005)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,708**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,708**
Total Liabilities Non Controlling Interest and Stockholders Equity	**19,344**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX (San Francisco) Insurance LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	(26)
Current restricted Cash and Cash equivalents	-
Other Current Assets	45,389
Margin Deposits & Default Fund	-
Total Current Assets	**45,363**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1,333
Other Long Term Assets	5,844
Right of use asset	-
Total Long Term Assets	**7,177**
Total Assets	**52,540**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	788
Accrued Personnel Costs	(5)
Deferred Revenue	1
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(2,572)
Current Debt Obligations	-
Current Liabilities	**(1,779)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(132)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	164
Long Term Liabilities	**33**
Total Liabilities	**(1,746)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(15,300)
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	69,586
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**54,286**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**54,286**
Total Liabilities Non Controlling Interest and Stockholders Equity	**52,540**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX BX Equities LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	55,527
Corporate Platforms	-
Investment Intelligence	8,458
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**63,985**
COST OF REVENUES	
Liquidity Rebates	**(20,610)**
Brokerage, Clearance and Exchange Fees	**(7,835)**
Total Cost of Revenues	**(28,445)**
Revenues less Cost of Revenues	**35,540**
Operating Expenses:	
Compensation and Benefits	94
Marketing and Advertising	-
Depr and Amortization	20
Professional and Contract Services	80
Computer Ops and Data Communication	195
Occupancy	8
Regulatory	628
General Administrative and Other	1,310
Merger Related Expenses Total	-
Total Operating Expenses	**2,336**
Operating Income	**33,205**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**33,205**
Income Tax Provisions	**(2,640)**
Net Income	**35,845**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**35,845**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	12
Investments	-
Total Receivables - Net	23,817
Current restricted Cash and Cash equivalents	-
Other Current Assets	9,823
Margin Deposits & Default Fund	-
Total Current Assets	**33,652**
Long Term Assets:	
Total Property and Equipment - Net	29,487
Goodwill	503,610
Other Intangibles	253,747
Non Current Deferred Taxes	12,302
Other Long Term Assets	136,599
Right of use asset	25,547
Total Long Term Assets	**961,292**
Total Assets	**994,944**
LIABILITIES	
Total AP and Accrued Expenses	2,266
SEC 31a Payable to the SEC	4,801
Accrued Personnel Costs	4,699
Deferred Revenue	95
Current Portion of Long Term Debt	-
Lease liability - current	2,931
Other Accrued Liabilities	9,719
Current Debt Obligations	-
Current Liabilities	**24,511**
Total Long Term Debt	-
Non Current Deferred Tax Liability	99,527
Non-current deferred revenue	-
Lease liability - non current	30,281
All Other Long Term Liabilities	21,975
Long Term Liabilities	**151,784**
Total Liabilities	**176,294**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	73,458
Accumulated Other Comprehensive Income/(Loss)	1,278
Total Retained Earnings	743,913
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**818,650**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**818,650**
Total Liabilities Non Controlling Interest and Stockholders Equity	**994,944**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq PHLX LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	390,550
Corporate Platforms	-
Investment Intelligence	20,572
Market Technology Revenues	-
Other Revenues	2,289
Total Revenues	**413,411**
COST OF REVENUES	
Liquidity Rebates	**(235,458)**
Brokerage, Clearance and Exchange Fees	**(24,295)**
Total Cost of Revenues	**(259,754)**
Revenues less Cost of Revenues	**153,657**
Operating Expenses:	
Compensation and Benefits	16,931
Marketing and Advertising	291
Depr and Amortization	10,664
Professional and Contract Services	3,330
Computer Ops and Data Communication	2,800
Occupancy	3,230
Regulatory	3,740
General Administrative and Other	6,944
Merger Related Expenses Total	-
Total Operating Expenses	**47,929**
Operating Income	**105,728**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	25,922
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**131,650**
Income Tax Provisions	**33,150**
Net Income	**98,500**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**98,500**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,902
Right of use asset	-
Total Long Term Assets	**1,902**
Total Assets	**1,902**
LIABILITIES	
Total AP and Accrued Expenses	1,902
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,902**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,902**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq SB Holdings, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq SPS, LLC
(in thousands, unaudited)

Notes: New entity in 2020- No data in 2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	79,612
Margin Deposits & Default Fund	-
Total Current Assets	**79,612**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(695)
Other Long Term Assets	0
Right of use asset	-
Total Long Term Assets	**(695)**
Total Assets	**78,918**
LIABILITIES	
Total AP and Accrued Expenses	1,879
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	2,105
Current Debt Obligations	-
Current Liabilities	**3,984**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**0**
Total Liabilities	**3,984**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	20,000
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	54,934
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**74,934**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**74,934**
Total Liabilities Non Controlling Interest and Stockholders Equity	**78,918**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Services, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	130,059
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**130,059**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**130,059**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	846
Computer Ops and Data Communication	643
Occupancy	21,404
Regulatory	-
General Administrative and Other	1,889
Merger Related Expenses Total	-
Total Operating Expenses	**24,782**
Operating Income	**105,276**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**105,276**
Income Tax Provisions	-
Net Income	**105,276**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**105,276**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	11,780
Investments	-
Total Receivables - Net	(3)
Current restricted Cash and Cash equivalents	252
Other Current Assets	75
Margin Deposits & Default Fund	-
Total Current Assets	**12,103**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	198
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**198**
Total Assets	**12,301**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	2,423
Current Debt Obligations	-
Current Liabilities	**2,423**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,423**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	500
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	9,378
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**9,878**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**9,878**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,301**

Nasdaq, Inc.
Unconsolidated Statement of Income -NFSTX, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	523
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**523**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**8,965**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1,474
Computer Ops and Data Communication	59
Occupancy	-
Regulatory	67
General Administrative and Other	423
Merger Related Expenses Total	-
Total Operating Expenses	**2,023**
Operating Income	**6,942**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**6,942**
Income Tax Provisions	**-**
Net Income	**6,942**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**6,942**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,053
Margin Deposits & Default Fund	-
Total Current Assets	**11,053**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	23,321
Right of use asset	-
Total Long Term Assets	**23,321**
Total Assets	**34,374**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	26,548
Accumulated Other Comprehensive Income/(Loss)	(31)
Total Retained Earnings	7,858
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**34,374**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**34,374**
Total Liabilities Non Controlling Interest and Stockholders Equity	**34,374**

Nasdaq, Inc.
Unconsolidated Statement of Income -Norway Acquisition LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**0**
Operating Income	**(0)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(0)**
Income Tax Provisions	**-**
Net Income	**(0)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(0)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -NPM Securities, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,363**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	952
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	43
General Administrative and Other	26
Merger Related Expenses Total	-
Total Operating Expenses	**1,020**
Operating Income	**4,343**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4,343**
Income Tax Provisions	**-**
Net Income	**4,343**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**4,343**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	524
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,107
Margin Deposits & Default Fund	-
Total Current Assets	**1,631**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,551
Other Intangibles	-
Non Current Deferred Taxes	9
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1,560**
Total Assets	**3,191**
LIABILITIES	
Total AP and Accrued Expenses	50
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	568
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**618**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**618**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,416
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	1,157
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,573**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,573**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,191**

Nasdaq, Inc.
Unconsolidated Statement of Income -OneReport, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	1,281
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,281**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,281**
Operating Expenses:	
Compensation and Benefits	(1)
Marketing and Advertising	50
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	1
Occupancy	1
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**54**
Operating Income	**1,227**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,228**
Income Tax Provisions	**320**
Net Income	**908**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**908**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	9,210
Current restricted Cash and Cash equivalents	-
Other Current Assets	13,615
Margin Deposits & Default Fund	-
Total Current Assets	**22,825**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	35
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**35**
Total Assets	**22,860**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	22,860
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**22,860**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**22,860**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,860**

Nasdaq, Inc.
Unconsolidated Statement of Income -Operations & Compliance Network, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	13,502
Other Revenues	-
Total Revenues	**13,502**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**13,502**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	4,152
Computer Ops and Data Communication	232
Occupancy	-
Regulatory	-
General Administrative and Other	(11)
Merger Related Expenses Total	-
Total Operating Expenses	**4,373**
Operating Income	**9,129**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**9,129**
Income Tax Provisions	**-**
Net Income	**9,129**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**9,129**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	124
Margin Deposits & Default Fund	-
Total Current Assets	**124**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,264
Other Intangibles	2,311
Non Current Deferred Taxes	0
Other Long Term Assets	59
Right of use asset	-
Total Long Term Assets	**3,635**
Total Assets	**3,758**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	856
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	0
Long Term Liabilities	**856**
Total Liabilities	**856**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,314
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(412)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,902**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,902**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,758**

Nasdaq, Inc.
Unconsolidated Statement of Income -Public Plan IQ Limited Liability Company
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	213
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**214**
Operating Income	**(214)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(214)**
Income Tax Provisions	**-**
Net Income	**(214)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(214)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	77
Investments	-
Total Receivables - Net	87
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**164**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,386
Other Intangibles	1,136
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**3,522**
Total Assets	**3,686**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	9
Deferred Revenue	859
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**872**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**872**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,814
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,814**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,814**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,686**

Nasdaq, Inc.
Unconsolidated Statement of Income -QDiligence LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Labs, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	226
Merger Related Expenses Total	-
Total Operating Expenses	**226**
Operating Income	**(226)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(226)**
Income Tax Provisions	**-**
Net Income	**(226)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(226)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SecondMarket Solutions, Inc
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -SecondMarket Solutions, Inc
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	0
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(46)
Merger Related Expenses Total	-
Total Operating Expenses	**(46)**
Operating Income	**46**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**46**
Income Tax Provisions	**-**
Net Income	**46**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**46**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	1,414
Investments	-
Total Receivables - Net	3,835
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,804
Margin Deposits & Default Fund	-
Total Current Assets	**7,054**
Long Term Assets:	
Total Property and Equipment - Net	4,315
Goodwill	135,483
Other Intangibles	12,975
Non Current Deferred Taxes	988
Other Long Term Assets	18
Right of use asset	783
Total Long Term Assets	**154,562**
Total Assets	**161,616**
LIABILITIES	
Total AP and Accrued Expenses	2,090
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,811
Deferred Revenue	6,588
Current Portion of Long Term Debt	-
Lease liability - current	446
Other Accrued Liabilities	2,200
Current Debt Obligations	-
Current Liabilities	**14,136**
Total Long Term Debt	-
Non Current Deferred Tax Liability	4,605
Non-current deferred revenue	-
Lease liability - non current	629
All Other Long Term Liabilities	-
Long Term Liabilities	**5,235**
Total Liabilities	**19,371**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	158,189
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(15,944)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**142,245**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**142,245**
Total Liabilities Non Controlling Interest and Stockholders Equity	**161,616**

Nasdaq, Inc.
Unconsolidated Statement of Income -Solovis, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	19,380
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**19,380**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**19,380**
Operating Expenses:	
Compensation and Benefits	15,916
Marketing and Advertising	51
Depr and Amortization	5,838
Professional and Contract Services	1,645
Computer Ops and Data Communication	3,899
Occupancy	526
Regulatory	-
General Administrative and Other	292
Merger Related Expenses Total	244
Total Operating Expenses	**28,412**
Operating Income	**(9,032)**
Total Interest Income	1
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(9,031)**
Income Tax Provisions	**(2,452)**
Net Income	**(6,578)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6,578)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	74
Margin Deposits & Default Fund	-
Total Current Assets	**74**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(3)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**(3)**
Total Assets	**72**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	3
Current Debt Obligations	-
Current Liabilities	**3**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(4)
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	12
Long Term Liabilities	**7**
Total Liabilities	**10**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	739
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(678)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**61**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**61**
Total Liabilities Non Controlling Interest and Stockholders Equity	**72**

Nasdaq, Inc.
Unconsolidated Statement of Income -Stock Clearing Corporation of Philadelphia
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	181
Investments	-
Total Receivables - Net	(1)
Current restricted Cash and Cash equivalents	-
Other Current Assets	14,636
Margin Deposits & Default Fund	-
Total Current Assets	**14,816**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	3,798
Other Intangibles	25,206
Non Current Deferred Taxes	9
Other Long Term Assets	19,597
Right of use asset	1,012
Total Long Term Assets	**49,622**
Total Assets	**64,438**
LIABILITIES	
Total AP and Accrued Expenses	142
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(0)
Current Portion of Long Term Debt	-
Lease liability - current	407
Other Accrued Liabilities	425
Current Debt Obligations	-
Current Liabilities	**974**
Total Long Term Debt	-
Non Current Deferred Tax Liability	9,271
Non-current deferred revenue	-
Lease liability - non current	703
All Other Long Term Liabilities	539
Long Term Liabilities	**10,512**
Total Liabilities	**11,486**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,070
Accumulated Other Comprehensive Income/(Loss)	222
Total Retained Earnings	659
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**52,952**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,952**
Total Liabilities Non Controlling Interest and Stockholders Equity	**64,438**

Nasdaq, Inc.
Unconsolidated Statement of Income -Strategic Financial Solutions, LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	97
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**97**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**97**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	2,327
Professional and Contract Services	7
Computer Ops and Data Communication	12
Occupancy	426
Regulatory	-
General Administrative and Other	(21)
Merger Related Expenses Total	16
Total Operating Expenses	**2,766**
Operating Income	**(2,669)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2,669)**
Income Tax Provisions	**-**
Net Income	**(2,669)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,669)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	9
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	6
Current Debt Obligations	-
Current Liabilities	**15**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**15**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(15)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(15)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(15)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	273
Investments	-
Total Receivables - Net	66
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,341
Margin Deposits & Default Fund	-
Total Current Assets	**1,680**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	10,159
Other Intangibles	1,687
Non Current Deferred Taxes	(287)
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**11,559**
Total Assets	**13,239**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	60
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(64)
Current Debt Obligations	-
Current Liabilities	**(4)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	437
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**437**
Total Liabilities	**434**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,124
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	681
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12,805**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,805**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,239**

Nasdaq, Inc.
Unconsolidated Statement of Income -The Center for Board Evaluations, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	242
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**242**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**242**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	361
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**362**
Operating Income	**(119)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(119)**
Income Tax Provisions	**(21)**
Net Income	**(99)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(99)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Nasdaq Options Market LLC
(in thousands, unaudited)

Notes: not a separate LE in HFM- included in NOS- EXCH entity

Nasdaq, Inc.
Unconsolidated Balance Sheet -The Options Clearing Corporation
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned (40% owned, directly or indirectly, by Nasdaq, Inc.)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Titan Parent Company, LLC
(in thousands, unaudited)

Notes: not in HFM - Equity Investments - not 100% owned (26% owned, directly or indirectly, by Nasdaq, Inc.)

Nasdaq, Inc.
Unconsolidated Balance Sheet -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	77,812
Current restricted Cash and Cash equivalents	-
Other Current Assets	64,631
Margin Deposits & Default Fund	-
Total Current Assets	**142,443**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	(41)
Other Long Term Assets	937,500
Right of use asset	-
Total Long Term Assets	**937,459**
Total Assets	**1,079,902**
LIABILITIES	
Total AP and Accrued Expenses	(698)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	8,510
Current Debt Obligations	-
Current Liabilities	**7,812**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	8
Long Term Liabilities	**8**
Total Liabilities	**7,820**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,069,888
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	2,194
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,072,083**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,072,083**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,079,902**

Nasdaq, Inc.
Unconsolidated Statement of Income -U.S. Exchange Holdings, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	2,954
Total Revenues	**2,954**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,954**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	55
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**55**
Operating Income	**2,899**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,899**
Income Tax Provisions	**797**
Net Income	**2,102**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,102**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	1,028,315
Right of use asset	-
Total Long Term Assets	**1,028,315**
Total Assets	**1,028,315**
LIABILITIES	
Total AP and Accrued Expenses	36,019
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**36,019**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**36,019**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(36,019)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**992,296**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**992,296**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,028,315**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin AcquisitionCo LLC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	36,019
Total Operating Expenses	**36,019**
Operating Income	**(36,019)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(36,019)**
Income Tax Provisions	**-**
Net Income	**(36,019)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(36,019)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin USA, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	531
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**531**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**531**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	438
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	93
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**531**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**531**
Total Liabilities Non Controlling Interest and Stockholders Equity	**531**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin USA, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,962
Total Revenues	**1,962**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,962**
Operating Expenses:	
Compensation and Benefits	1,784
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	(0)
Computer Ops and Data Communication	15
Occupancy	-
Regulatory	-
General Administrative and Other	66
Merger Related Expenses Total	-
Total Operating Expenses	**1,866**
Operating Income	**96**
Total Interest Income	-
Total Interest Expense	(3)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**93**
Income Tax Provisions	**-**
Net Income	**93**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**93**

Nasdaq, Inc.
Unconsolidated Balance Sheet -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	15
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**15**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**15**
LIABILITIES	
Total AP and Accrued Expenses	16
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**16**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**16**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1
Accumulated Other Comprehensive Income/(Loss)	(0)
Total Retained Earnings	(1)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**15**

Nasdaq, Inc.
Unconsolidated Statement of Income -2157971 Ontario Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	1,578
Investments	-
Total Receivables - Net	82
Current restricted Cash and Cash equivalents	850
Other Current Assets	(110)
Margin Deposits & Default Fund	-
Total Current Assets	**2,400**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	(0)
Right of use asset	-
Total Long Term Assets	**3**
Total Assets	**2,402**
LIABILITIES	
Total AP and Accrued Expenses	41
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	107
Deferred Revenue	26
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	30
Current Debt Obligations	-
Current Liabilities	**204**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	61
Lease liability - non current	-
All Other Long Term Liabilities	8
Long Term Liabilities	**70**
Total Liabilities	**273**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,654
Accumulated Other Comprehensive Income/(Loss)	(853)
Total Retained Earnings	(631)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,169**
Non Controlling Interest	(40)
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,129**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,402**

Nasdaq, Inc.
Unconsolidated Statement of Income -AB Nasdaq Vilnius
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	644
Corporate Platforms	544
Investment Intelligence	77
Market Technology Revenues	-
Other Revenues	680
Total Revenues	**1,946**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,946**
Operating Expenses:	
Compensation and Benefits	456
Marketing and Advertising	30
Depr and Amortization	-
Professional and Contract Services	70
Computer Ops and Data Communication	109
Occupancy	48
Regulatory	23
General Administrative and Other	213
Merger Related Expenses Total	-
Total Operating Expenses	**948**
Operating Income	**998**
Total Interest Income	-
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**997**
Income Tax Provisions	**167**
Net Income	**830**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**830**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	163
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(34)
Margin Deposits & Default Fund	-
Total Current Assets	**129**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**129**
LIABILITIES	
Total AP and Accrued Expenses	4
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(12)
Current Debt Obligations	-
Current Liabilities	**(8)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(8)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	31
Common Stock in Treasury Total	-
Additional Paid in Capital	113
Accumulated Other Comprehensive Income/(Loss)	(12)
Total Retained Earnings	5
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**137**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**137**
Total Liabilities Non Controlling Interest and Stockholders Equity	**129**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS eCSD Expert
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	5
Computer Ops and Data Communication	0
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**6**
Operating Income	**(6)**
Total Interest Income	0
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(7)**
Income Tax Provisions	**-**
Net Income	**(7)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(7)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	408
Investments	-
Total Receivables - Net	171
Current restricted Cash and Cash equivalents	-
Other Current Assets	(207)
Margin Deposits & Default Fund	-
Total Current Assets	**373**
Long Term Assets:	
Total Property and Equipment - Net	826
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	60
Total Long Term Assets	**890**
Total Assets	**1,263**
LIABILITIES	
Total AP and Accrued Expenses	87
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	101
Deferred Revenue	7
Current Portion of Long Term Debt	-
Lease liability - current	30
Other Accrued Liabilities	5
Current Debt Obligations	-
Current Liabilities	**230**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	31
All Other Long Term Liabilities	-
Long Term Liabilities	**31**
Total Liabilities	**261**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	229
Common Stock in Treasury Total	-
Additional Paid in Capital	414
Accumulated Other Comprehensive Income/(Loss)	(59)
Total Retained Earnings	418
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,002**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,002**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,263**

Nasdaq, Inc.
Unconsolidated Statement of Income -AS Pensionikeskus
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	2,442
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	15
Total Revenues	**2,457**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,457**
Operating Expenses:	
Compensation and Benefits	483
Marketing and Advertising	1
Depr and Amortization	148
Professional and Contract Services	683
Computer Ops and Data Communication	592
Occupancy	46
Regulatory	9
General Administrative and Other	232
Merger Related Expenses Total	-
Total Operating Expenses	**2,194**
Operating Income	**263**
Total Interest Income	0
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**262**
Income Tax Provisions	**-**
Net Income	**262**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**262**

Nasdaq, Inc.
Unconsolidated Balance Sheet -BoardVantage (UK) Limited
(in thousands, unaudited)

Notes: (merged 9/2021) - No data in 2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	2,101
Investments	-
Total Receivables - Net	32,411
Current restricted Cash and Cash equivalents	-
Other Current Assets	63,612
Margin Deposits & Default Fund	-
Total Current Assets	**98,124**
Long Term Assets:	
Total Property and Equipment - Net	10
Goodwill	79,066
Other Intangibles	53,142
Non Current Deferred Taxes	10
Other Long Term Assets	43,920
Right of use asset	-
Total Long Term Assets	**176,149**
Total Assets	**274,273**
LIABILITIES	
Total AP and Accrued Expenses	45,849
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	15
Deferred Revenue	6,638
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(538)
Current Debt Obligations	-
Current Liabilities	**51,964**
Total Long Term Debt	-
Non Current Deferred Tax Liability	10,947
Non-current deferred revenue	1,396
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**12,343**
Total Liabilities	**64,308**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	214,609
Accumulated Other Comprehensive Income/(Loss)	(473)
Total Retained Earnings	(4,171)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**209,965**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**209,965**
Total Liabilities Non Controlling Interest and Stockholders Equity	**274,273**

Nasdaq, Inc.
Unconsolidated Statement of Income -Cinnober Financial Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	45,342
Other Revenues	86
Total Revenues	**45,428**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**45,428**
Operating Expenses:	
Compensation and Benefits	193
Marketing and Advertising	-
Depr and Amortization	6,005
Professional and Contract Services	95
Computer Ops and Data Communication	19,379
Occupancy	27
Regulatory	-
General Administrative and Other	(1,162)
Merger Related Expenses Total	(29)
Total Operating Expenses	**24,509**
Operating Income	**20,919**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	1 of 1 -
Dividend and Investment Income	(16,823)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4,096**
Income Tax Provisions	**1,142**
Net Income	**2,954**
Net (income) expense attributable to noncontrolling interests	1 of 1 -
Net Income attributable to Nasdaq, Inc.	**2,954**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Curzon Street Holdings Limited
(in thousands, unaudited)

Notes: No data in 2020 and 2021

Nasdaq, Inc.
Unconsolidated Balance Sheet -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(737)
Total Retained Earnings	737
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Egypt Information Dissemination Company
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	115,024
Right of use asset	-
Total Long Term Assets	**115,024**
Total Assets	**115,024**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**1**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	65,849
Accumulated Other Comprehensive Income/(Loss)	18
Total Retained Earnings	49,157
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**115,024**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**115,024**
Total Liabilities Non Controlling Interest and Stockholders Equity	**115,024**

Nasdaq, Inc.
Unconsolidated Statement of Income -Ensoleillement Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	2
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**2**
Operating Income	**(2)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2)**
Income Tax Provisions	**-**
Net Income	**(2)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	2,929
Investments	-
Total Receivables - Net	3,906
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,167
Margin Deposits & Default Fund	-
Total Current Assets	**9,001**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	8,180
Other Intangibles	34,106
Non Current Deferred Taxes	1,361
Other Long Term Assets	905
Right of use asset	-
Total Long Term Assets	**44,554**
Total Assets	**53,555**
LIABILITIES	
Total AP and Accrued Expenses	687
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	890
Deferred Revenue	12,502
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(36)
Current Debt Obligations	-
Current Liabilities	**14,043**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,814
Non-current deferred revenue	162
Lease liability - non current	-
All Other Long Term Liabilities	148
Long Term Liabilities	**8,125**
Total Liabilities	**22,167**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43,926
Accumulated Other Comprehensive Income/(Loss)	508
Total Retained Earnings	(13,046)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**31,388**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**31,388**
Total Liabilities Non Controlling Interest and Stockholders Equity	**53,555**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance (UK) Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	18,467
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**18,467**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**18,467**
Operating Expenses:	
Compensation and Benefits	7,796
Marketing and Advertising	174
Depr and Amortization	3,202
Professional and Contract Services	8,221
Computer Ops and Data Communication	40
Occupancy	1,379
Regulatory	-
General Administrative and Other	197
Merger Related Expenses Total	-
Total Operating Expenses	**21,009**
Operating Income	**(2,541)**
Total Interest Income	0
Total Interest Expense	(15)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2,556)**
Income Tax Provisions	**(8)**
Net Income	**(2,548)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,548)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	1,625
Investments	-
Total Receivables - Net	627
Current restricted Cash and Cash equivalents	-
Other Current Assets	(135)
Margin Deposits & Default Fund	-
Total Current Assets	**2,117**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,503
Other Intangibles	3,618
Non Current Deferred Taxes	228
Other Long Term Assets	1
Right of use asset	-
Total Long Term Assets	**5,350**
Total Assets	**7,468**
LIABILITIES	
Total AP and Accrued Expenses	16
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	65
Deferred Revenue	1,546
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	59
Current Debt Obligations	-
Current Liabilities	**1,686**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,086
Non-current deferred revenue	70
Lease liability - non current	-
All Other Long Term Liabilities	13
Long Term Liabilities	**1,168**
Total Liabilities	**2,854**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,340
Accumulated Other Comprehensive Income/(Loss)	(266)
Total Retained Earnings	(1,461)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,614**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,614**
Total Liabilities Non Controlling Interest and Stockholders Equity	**7,468**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Australia Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	2,227
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**2,227**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,227**
Operating Expenses:	
Compensation and Benefits	711
Marketing and Advertising	4
Depr and Amortization	346
Professional and Contract Services	1,379
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	17
Merger Related Expenses Total	-
Total Operating Expenses	**2,457**
Operating Income	**(230)**
Total Interest Income	0
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(231)**
Income Tax Provisions	**(297)**
Net Income	**66**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**66**

Nasdaq, Inc.
Unconsolidated Balance Sheet -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	312
Margin Deposits & Default Fund	-
Total Current Assets	**312**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,401
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	10,094
Right of use asset	-
Total Long Term Assets	**11,495**
Total Assets	**11,807**
LIABILITIES	
Total AP and Accrued Expenses	226
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	88
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(261)
Current Debt Obligations	-
Current Liabilities	**53**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10,016
Long Term Liabilities	**10,016**
Total Liabilities	**10,069**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	12
Total Retained Earnings	1,726
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,738**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,738**
Total Liabilities Non Controlling Interest and Stockholders Equity	**11,807**

Nasdaq, Inc.
Unconsolidated Statement of Income -eVestment Alliance Hong Kong Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,120
Total Revenues	**1,120**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,120**
Operating Expenses:	
Compensation and Benefits	1,051
Marketing and Advertising	13
Depr and Amortization	-
Professional and Contract Services	26
Computer Ops and Data Communication	-
Occupancy	4
Regulatory	-
General Administrative and Other	20
Merger Related Expenses Total	-
Total Operating Expenses	**1,114**
Operating Income	**5**
Total Interest Income	0
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4**
Income Tax Provisions	**7**
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	499
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(749)
Margin Deposits & Default Fund	-
Total Current Assets	**(249)**
Long Term Assets:	
Total Property and Equipment - Net	273
Goodwill	1,865
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,138**
Total Assets	**1,889**
LIABILITIES	
Total AP and Accrued Expenses	43
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	110
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(19)
Current Debt Obligations	-
Current Liabilities	**134**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**134**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,743
Accumulated Other Comprehensive Income/(Loss)	(184)
Total Retained Earnings	(804)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,755**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,755**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,889**

Nasdaq, Inc.
Unconsolidated Statement of Income -Indxis Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,202
Total Revenues	**1,202**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,202**
Operating Expenses:	
Compensation and Benefits	720
Marketing and Advertising	-
Depr and Amortization	128
Professional and Contract Services	55
Computer Ops and Data Communication	4
Occupancy	108
Regulatory	-
General Administrative and Other	36
Merger Related Expenses Total	-
Total Operating Expenses	**1,050**
Operating Income	**152**
Total Interest Income	-
Total Interest Expense	(12)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**140**
Income Tax Provisions	**(195)**
Net Income	**335**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**335**

Nasdaq, Inc.
Unconsolidated Balance Sheet -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	989
Investments	-
Total Receivables - Net	155
Current restricted Cash and Cash equivalents	-
Other Current Assets	21
Margin Deposits & Default Fund	-
Total Current Assets	**1,165**
Long Term Assets:	
Total Property and Equipment - Net	59
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**59**
Total Assets	**1,225**
LIABILITIES	
Total AP and Accrued Expenses	1
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	183
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**184**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**184**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	187
Accumulated Other Comprehensive Income/(Loss)	124
Total Retained Earnings	730
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,041**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,041**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,225**

Nasdaq, Inc.
Unconsolidated Statement of Income -LLC "SYBENETIX UKRAINE"
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,350
Total Revenues	**1,350**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,350**
Operating Expenses:	
Compensation and Benefits	924
Marketing and Advertising	-
Depr and Amortization	47
Professional and Contract Services	750
Computer Ops and Data Communication	0
Occupancy	89
Regulatory	-
General Administrative and Other	81
Merger Related Expenses Total	-
Total Operating Expenses	**1,891**
Operating Income	**(541)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(541)**
Income Tax Provisions	**25**
Net Income	**(566)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(566)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	327
Investments	-
Total Receivables - Net	(13)
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,793
Margin Deposits & Default Fund	-
Total Current Assets	**2,107**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**2,107**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(55)
Current Debt Obligations	-
Current Liabilities	**(55)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(55)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,523
Accumulated Other Comprehensive Income/(Loss)	217
Total Retained Earnings	422
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,162**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,162**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,107**

Nasdaq, Inc.
Unconsolidated Statement of Income -Longitude S.A.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	947
Other Revenues	93
Total Revenues	**1,040**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,040**
Operating Expenses:	
Compensation and Benefits	14
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	749
Computer Ops and Data Communication	-
Occupancy	3
Regulatory	-
General Administrative and Other	7
Merger Related Expenses Total	-
Total Operating Expenses	**773**
Operating Income	**267**
Total Interest Income	-
Total Interest Expense	(6)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**261**
Income Tax Provisions	**-**
Net Income	**261**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**261**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Marketwire China Holding (HK) Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	-
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	-
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	-
Operating Income	-
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	-
Income Tax Provisions	-
Net Income	-
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	-

Nasdaq, Inc.
Unconsolidated Balance Sheet -Minium Financial Technology Ltd
(in thousands, unaudited)

Notes: No data in 2021- (merged 12/2021)

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	263
Investments	-
Total Receivables - Net	(3)
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,850
Margin Deposits & Default Fund	-
Total Current Assets	**2,111**
Long Term Assets:	
Total Property and Equipment - Net	152
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	133
Total Long Term Assets	**284**
Total Assets	**2,395**
LIABILITIES	
Total AP and Accrued Expenses	30
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	729
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	133
Other Accrued Liabilities	187
Current Debt Obligations	-
Current Liabilities	**1,080**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,080**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,012
Accumulated Other Comprehensive Income/(Loss)	22
Total Retained Earnings	281
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,316**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,316**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,395**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq (Asia Pacific) Pte. Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	7,299
Other Revenues	1,144
Total Revenues	**8,443**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**8,443**
Operating Expenses:	
Compensation and Benefits	2,860
Marketing and Advertising	23
Depr and Amortization	40
Professional and Contract Services	4,969
Computer Ops and Data Communication	73
Occupancy	291
Regulatory	-
General Administrative and Other	103
Merger Related Expenses Total	-
Total Operating Expenses	**8,360**
Operating Income	**83**
Total Interest Income	3
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**86**
Income Tax Provisions	**18**
Net Income	**68**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**68**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	(3,265)
Investments	-
Total Receivables - Net	37,725
Current restricted Cash and Cash equivalents	-
Other Current Assets	(582,304)
Margin Deposits & Default Fund	-
Total Current Assets	**(547,844)**
Long Term Assets:	
Total Property and Equipment - Net	2,802
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	343
Other Long Term Assets	(3,306,335)
Right of use asset	18,384
Total Long Term Assets	**(3,284,805)**
Total Assets	**(3,832,649)**
LIABILITIES	
Total AP and Accrued Expenses	1,118
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,810
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	5,859
Other Accrued Liabilities	418,646
Current Debt Obligations	-
Current Liabilities	**428,433**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	12,525
All Other Long Term Liabilities	1,667
Long Term Liabilities	**14,192**
Total Liabilities	**442,625**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,189,888)
Accumulated Other Comprehensive Income/(Loss)	401,512
Total Retained Earnings	(486,898)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(4,275,274)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(4,275,274)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(3,832,649)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	11,951
Total Revenues	**11,951**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**11,951**
Operating Expenses:	
Compensation and Benefits	7,724
Marketing and Advertising	12
Depr and Amortization	592
Professional and Contract Services	1,460
Computer Ops and Data Communication	225
Occupancy	(261)
Regulatory	-
General Administrative and Other	1,998
Merger Related Expenses Total	-
Total Operating Expenses	**11,749**
Operating Income	**201**
Total Interest Income	0
Total Interest Expense	(8,379)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	67,340
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**59,163**
Income Tax Provisions	**10,917**
Net Income	**48,246**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**48,246**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	16
Margin Deposits & Default Fund	-
Total Current Assets	**16**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	43,678
Other Intangibles	4,653
Non Current Deferred Taxes	-
Other Long Term Assets	5,442
Right of use asset	-
Total Long Term Assets	**53,773**
Total Assets	**53,789**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(30)
Current Debt Obligations	-
Current Liabilities	**(30)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	1,396
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,396**
Total Liabilities	**1,366**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	77,746
Accumulated Other Comprehensive Income/(Loss)	(10,824)
Total Retained Earnings	(14,498)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**52,424**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**52,424**
Total Liabilities Non Controlling Interest and Stockholders Equity	**53,789**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Australia Holding Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	803
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**803**
Operating Income	**(803)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(803)**
Income Tax Provisions	**(271)**
Net Income	**(532)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(532)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	3,215
Investments	-
Total Receivables - Net	49
Current restricted Cash and Cash equivalents	-
Other Current Assets	301
Margin Deposits & Default Fund	-
Total Current Assets	**3,565**
Long Term Assets:	
Total Property and Equipment - Net	2,285
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	3,609
Total Long Term Assets	**5,894**
Total Assets	**9,460**
LIABILITIES	
Total AP and Accrued Expenses	1,281
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,404
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	968
Other Accrued Liabilities	(132)
Current Debt Obligations	-
Current Liabilities	**4,522**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	2,877
All Other Long Term Liabilities	-
Long Term Liabilities	**2,877**
Total Liabilities	**7,399**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	3,817
Accumulated Other Comprehensive Income/(Loss)	10
Total Retained Earnings	(1,765)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**2,061**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**2,061**
Total Liabilities Non Controlling Interest and Stockholders Equity	**9,460**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	14,034
Total Revenues	**14,034**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**14,034**
Operating Expenses:	
Compensation and Benefits	11,349
Marketing and Advertising	1
Depr and Amortization	331
Professional and Contract Services	951
Computer Ops and Data Communication	347
Occupancy	723
Regulatory	-
General Administrative and Other	540
Merger Related Expenses Total	(502)
Total Operating Expenses	**13,740**
Operating Income	**294**
Total Interest Income	4
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**298**
Income Tax Provisions	**6**
Net Income	**292**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**292**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	5,816
Investments	137,247
Total Receivables - Net	7,525
Current restricted Cash and Cash equivalents	-
Other Current Assets	82,094
Margin Deposits & Default Fund	5,911,368
Total Current Assets	**6,144,049**
Long Term Assets:	
Total Property and Equipment - Net	27
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	658,637
Right of use asset	-
Total Long Term Assets	**658,668**
Total Assets	**6,802,717**
LIABILITIES	
Total AP and Accrued Expenses	41,683
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,342
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	5,906,781
Current Debt Obligations	-
Current Liabilities	**5,950,807**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**5,950,807**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	28,075
Common Stock in Treasury Total	-
Additional Paid in Capital	1,112,909
Accumulated Other Comprehensive Income/(Loss)	169,874
Total Retained Earnings	(458,946)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**851,911**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**851,911**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,802,717**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Clearing AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	49,616
Corporate Platforms	-
Investment Intelligence	431
Market Technology Revenues	4,767
Other Revenues	309
Total Revenues	**55,123**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**55,122**
Operating Expenses:	
Compensation and Benefits	8,523
Marketing and Advertising	3
Depr and Amortization	-
Professional and Contract Services	6,884
Computer Ops and Data Communication	19,601
Occupancy	547
Regulatory	35,530
General Administrative and Other	3,410
Merger Related Expenses Total	-
Total Operating Expenses	**74,497**
Operating Income	**(19,375)**
Total Interest Income	(335)
Total Interest Expense	(426)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(144)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(20,279)**
Income Tax Provisions	**1,843**
Net Income	**(22,123)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(22,123)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	1,745
Investments	-
Total Receivables - Net	6,096
Current restricted Cash and Cash equivalents	4,704
Other Current Assets	44,586
Margin Deposits & Default Fund	-
Total Current Assets	**57,131**
Long Term Assets:	
Total Property and Equipment - Net	136
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	812
Other Long Term Assets	147
Right of use asset	440
Total Long Term Assets	**1,535**
Total Assets	**58,666**
LIABILITIES	
Total AP and Accrued Expenses	292
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,510
Deferred Revenue	1,238
Current Portion of Long Term Debt	-
Lease liability - current	440
Other Accrued Liabilities	715
Current Debt Obligations	-
Current Liabilities	**5,196**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	3,274
Lease liability - non current	-
All Other Long Term Liabilities	7,904
Long Term Liabilities	**11,178**
Total Liabilities	**16,374**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	52,129
Accumulated Other Comprehensive Income/(Loss)	(6,429)
Total Retained Earnings	(3,408)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**42,292**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**42,292**
Total Liabilities Non Controlling Interest and Stockholders Equity	**58,666**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Copenhagen A/S
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	28,150
Corporate Platforms	13,810
Investment Intelligence	17,374
Market Technology Revenues	-
Other Revenues	1,944
Total Revenues	**61,279**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**61,279**
Operating Expenses:	
Compensation and Benefits	8,728
Marketing and Advertising	72
Depr and Amortization	45
Professional and Contract Services	2,701
Computer Ops and Data Communication	4,761
Occupancy	775
Regulatory	997
General Administrative and Other	1,155
Merger Related Expenses Total	-
Total Operating Expenses	**19,234**
Operating Income	**42,045**
Total Interest Income	26
Total Interest Expense	(42)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**42,029**
Income Tax Provisions	**9,181**
Net Income	**32,848**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**32,848**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	15,700
Investments	-
Total Receivables - Net	2,045
Current restricted Cash and Cash equivalents	-
Other Current Assets	490
Margin Deposits & Default Fund	-
Total Current Assets	**18,235**
Long Term Assets:	
Total Property and Equipment - Net	1,174
Goodwill	730
Other Intangibles	-
Non Current Deferred Taxes	1,429
Other Long Term Assets	1,137
Right of use asset	5,186
Total Long Term Assets	**9,656**
Total Assets	**27,891**
LIABILITIES	
Total AP and Accrued Expenses	305
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,668
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	1,287
Other Accrued Liabilities	(2,820)
Current Debt Obligations	-
Current Liabilities	**2,440**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	3,811
All Other Long Term Liabilities	116
Long Term Liabilities	**3,927**
Total Liabilities	**6,367**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	11,621
Accumulated Other Comprehensive Income/(Loss)	(3,073)
Total Retained Earnings	12,977
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**21,524**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**21,524**
Total Liabilities Non Controlling Interest and Stockholders Equity	**27,891**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions (India) Private Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	21,984
Total Revenues	**21,984**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**21,984**
Operating Expenses:	
Compensation and Benefits	11,180
Marketing and Advertising	(0)
Depr and Amortization	1,133
Professional and Contract Services	4,227
Computer Ops and Data Communication	883
Occupancy	1,339
Regulatory	-
General Administrative and Other	446
Merger Related Expenses Total	46
Total Operating Expenses	**19,255**
Operating Income	**2,730**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	1
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,730**
Income Tax Provisions	**462**
Net Income	**2,268**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,268**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	12,695
Investments	-
Total Receivables - Net	4,843
Current restricted Cash and Cash equivalents	-
Other Current Assets	20,500
Margin Deposits & Default Fund	-
Total Current Assets	**38,038**
Long Term Assets:	
Total Property and Equipment - Net	9,510
Goodwill	68,792
Other Intangibles	1,470
Non Current Deferred Taxes	33
Other Long Term Assets	416
Right of use asset	11,260
Total Long Term Assets	**91,481**
Total Assets	**129,519**
LIABILITIES	
Total AP and Accrued Expenses	2,666
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,229
Deferred Revenue	6,051
Current Portion of Long Term Debt	-
Lease liability - current	(257)
Other Accrued Liabilities	1,214
Current Debt Obligations	-
Current Liabilities	**10,902**
Total Long Term Debt	-
Non Current Deferred Tax Liability	7,778
Non-current deferred revenue	-
Lease liability - non current	14,519
All Other Long Term Liabilities	-
Long Term Liabilities	**22,297**
Total Liabilities	**33,199**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	136,691
Accumulated Other Comprehensive Income/(Loss)	(15,912)
Total Retained Earnings	(24,460)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**96,319**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**96,319**
Total Liabilities Non Controlling Interest and Stockholders Equity	**129,519**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Corporate Solutions International Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	40,988
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	3,535
Total Revenues	**44,524**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**44,524**
Operating Expenses:	
Compensation and Benefits	6,791
Marketing and Advertising	301
Depr and Amortization	4,239
Professional and Contract Services	3,588
Computer Ops and Data Communication	15,010
Occupancy	(82)
Regulatory	-
General Administrative and Other	1,727
Merger Related Expenses Total	(5)
Total Operating Expenses	**31,569**
Operating Income	**12,954**
Total Interest Income	8
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**12,963**
Income Tax Provisions	**3,114**
Net Income	**9,848**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**9,848**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	16,015
Investments	3,968
Total Receivables - Net	274
Current restricted Cash and Cash equivalents	-
Other Current Assets	471
Margin Deposits & Default Fund	-
Total Current Assets	**20,728**
Long Term Assets:	
Total Property and Equipment - Net	237
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	4
Other Long Term Assets	7,303
Right of use asset	40
Total Long Term Assets	**7,584**
Total Assets	**28,312**
LIABILITIES	
Total AP and Accrued Expenses	7,798
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	187
Deferred Revenue	11
Current Portion of Long Term Debt	-
Lease liability - current	40
Other Accrued Liabilities	49
Current Debt Obligations	-
Current Liabilities	**8,085**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**8,085**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	6,294
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	4,335
Total Retained Earnings	9,598
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**20,227**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**20,227**
Total Liabilities Non Controlling Interest and Stockholders Equity	**28,312**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CSD SE
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	2,762
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	2,589
Total Revenues	**5,351**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,351**
Operating Expenses:	
Compensation and Benefits	971
Marketing and Advertising	7
Depr and Amortization	9
Professional and Contract Services	2,284
Computer Ops and Data Communication	907
Occupancy	118
Regulatory	179
General Administrative and Other	792
Merger Related Expenses Total	-
Total Operating Expenses	**5,267**
Operating Income	**84**
Total Interest Income	(88)
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(21)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(26)**
Income Tax Provisions	**6**
Net Income	**(32)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(32)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	11,988
Investments	-
Total Receivables - Net	3,387
Current restricted Cash and Cash equivalents	-
Other Current Assets	72
Margin Deposits & Default Fund	-
Total Current Assets	**15,448**
Long Term Assets:	
Total Property and Equipment - Net	1,160
Goodwill	59,223
Other Intangibles	54,792
Non Current Deferred Taxes	4
Other Long Term Assets	-
Right of use asset	249
Total Long Term Assets	**115,427**
Total Assets	**130,875**
LIABILITIES	
Total AP and Accrued Expenses	640
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	682
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	172
Other Accrued Liabilities	(2,003)
Current Debt Obligations	-
Current Liabilities	**(509)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	14,530
Non-current deferred revenue	-
Lease liability - non current	77
All Other Long Term Liabilities	0
Long Term Liabilities	**14,607**
Total Liabilities	**14,098**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	115,024
Accumulated Other Comprehensive Income/(Loss)	12,083
Total Retained Earnings	(10,330)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**116,777**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**116,777**
Total Liabilities Non Controlling Interest and Stockholders Equity	**130,875**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq CXC Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	18,295
Corporate Platforms	-
Investment Intelligence	8,487
Market Technology Revenues	-
Other Revenues	44
Total Revenues	**26,826**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	**(8)**
Total Cost of Revenues	**(8)**
Revenues less Cost of Revenues	**26,818**
Operating Expenses:	
Compensation and Benefits	2,325
Marketing and Advertising	18
Depr and Amortization	5,779
Professional and Contract Services	4,072
Computer Ops and Data Communication	849
Occupancy	475
Regulatory	126
General Administrative and Other	361
Merger Related Expenses Total	-
Total Operating Expenses	**14,004**
Operating Income	**12,813**
Total Interest Income	30
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**12,844**
Income Tax Provisions	**3,557**
Net Income	**9,287**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**9,287**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	(1,037)
Investments	-
Total Receivables - Net	10,937
Current restricted Cash and Cash equivalents	-
Other Current Assets	(10,009)
Margin Deposits & Default Fund	-
Total Current Assets	**(109)**
Long Term Assets:	
Total Property and Equipment - Net	12,418
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	0
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**12,419**
Total Assets	**12,309**
LIABILITIES	
Total AP and Accrued Expenses	223
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,388
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(553)
Current Debt Obligations	-
Current Liabilities	**4,058**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**4,058**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	142
Accumulated Other Comprehensive Income/(Loss)	(1,711)
Total Retained Earnings	9,820
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**8,252**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**8,252**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,309**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Exchange and Clearing Services AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	35
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	35,642
Other Revenues	4,622
Total Revenues	**40,298**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**40,298**
Operating Expenses:	
Compensation and Benefits	8,689
Marketing and Advertising	1
Depr and Amortization	4,138
Professional and Contract Services	5,308
Computer Ops and Data Communication	21,370
Occupancy	1,145
Regulatory	-
General Administrative and Other	1,354
Merger Related Expenses Total	0
Total Operating Expenses	**42,005**
Operating Income	**(1,707)**
Total Interest Income	-
Total Interest Expense	(187)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	2,752
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**858**
Income Tax Provisions	**(670)**
Net Income	**1,528**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,528**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	382
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	498
Margin Deposits & Default Fund	-
Total Current Assets	**881**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	24
Right of use asset	-
Total Long Term Assets	**24**
Total Assets	**905**
LIABILITIES	
Total AP and Accrued Expenses	36
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	216
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	4
Current Debt Obligations	-
Current Liabilities	**256**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**256**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(340)
Total Retained Earnings	989
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**649**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**649**
Total Liabilities Non Controlling Interest and Stockholders Equity	**905**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq France SAS
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,336
Total Revenues	**1,336**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,336**
Operating Expenses:	
Compensation and Benefits	1,106
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	46
Computer Ops and Data Communication	-
Occupancy	141
Regulatory	-
General Administrative and Other	71
Merger Related Expenses Total	-
Total Operating Expenses	**1,364**
Operating Income	**(28)**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(28)**
Income Tax Provisions	**(1,646)**
Net Income	**1,618**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,618**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	246
Investments	-
Total Receivables - Net	(0)
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,363
Margin Deposits & Default Fund	-
Total Current Assets	**2,609**
Long Term Assets:	
Total Property and Equipment - Net	32
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	21
Right of use asset	-
Total Long Term Assets	**53**
Total Assets	**2,662**
LIABILITIES	
Total AP and Accrued Expenses	51
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	204
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	37
Current Debt Obligations	-
Current Liabilities	**292**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	693
Long Term Liabilities	**693**
Total Liabilities	**984**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(1)
Common Stock in Treasury Total	-
Additional Paid in Capital	316
Accumulated Other Comprehensive Income/(Loss)	(25)
Total Retained Earnings	1,387
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,677**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,677**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,662**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Germany GmbH
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	2,014
Total Revenues	**2,014**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**2,014**
Operating Expenses:	
Compensation and Benefits	1,564
Marketing and Advertising	0
Depr and Amortization	2
Professional and Contract Services	34
Computer Ops and Data Communication	6
Occupancy	50
Regulatory	-
General Administrative and Other	107
Merger Related Expenses Total	-
Total Operating Expenses	**1,763**
Operating Income	**251**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**251**
Income Tax Provisions	**105**
Net Income	**146**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**146**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	715
Investments	-
Total Receivables - Net	4,063
Current restricted Cash and Cash equivalents	5,094
Other Current Assets	37,105
Margin Deposits & Default Fund	-
Total Current Assets	**46,978**
Long Term Assets:	
Total Property and Equipment - Net	101
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	30
Other Long Term Assets	8,587
Right of use asset	-
Total Long Term Assets	**8,719**
Total Assets	**55,696**
LIABILITIES	
Total AP and Accrued Expenses	243
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,734
Deferred Revenue	1,100
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	864
Current Debt Obligations	-
Current Liabilities	**3,942**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	2,336
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**2,336**
Total Liabilities	**6,277**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(7,893)
Accumulated Other Comprehensive Income/(Loss)	(12,038)
Total Retained Earnings	69,216
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**49,285**
Non Controlling Interest	134
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**49,419**
Total Liabilities Non Controlling Interest and Stockholders Equity	**55,696**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Helsinki Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	20,896
Corporate Platforms	8,003
Investment Intelligence	10,983
Market Technology Revenues	-
Other Revenues	583
Total Revenues	**40,465**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**40,465**
Operating Expenses:	
Compensation and Benefits	4,696
Marketing and Advertising	41
Depr and Amortization	61
Professional and Contract Services	3,969
Computer Ops and Data Communication	2,844
Occupancy	571
Regulatory	362
General Administrative and Other	730
Merger Related Expenses Total	-
Total Operating Expenses	**13,272**
Operating Income	**27,193**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(22,873)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4,319**
Income Tax Provisions	**5,775**
Net Income	**(1,456)**
Net (income) expense attributable to noncontrolling interests	(20)
Net Income attributable to Nasdaq, Inc.	**(1,476)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	(8,009)
Investments	-
Total Receivables - Net	2,875,153
Current restricted Cash and Cash equivalents	-
Other Current Assets	7,932
Margin Deposits & Default Fund	-
Total Current Assets	**2,875,076**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(4,157,748)
Right of use asset	-
Total Long Term Assets	**(4,157,748)**
Total Assets	**(1,282,671)**
LIABILITIES	
Total AP and Accrued Expenses	15,576
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	579
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	54,553
Current Debt Obligations	-
Current Liabilities	**70,708**
Total Long Term Debt	-
Non Current Deferred Tax Liability	923
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**923**
Total Liabilities	**71,632**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,145,107)
Accumulated Other Comprehensive Income/(Loss)	3,204,999
Total Retained Earnings	(414,196)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(1,354,303)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(1,354,303)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(1,282,671)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	3,624
Total Revenues	**3,624**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**3,624**
Operating Expenses:	
Compensation and Benefits	2,527
Marketing and Advertising	7
Depr and Amortization	-
Professional and Contract Services	513
Computer Ops and Data Communication	72
Occupancy	216
Regulatory	-
General Administrative and Other	109
Merger Related Expenses Total	-
Total Operating Expenses	**3,444**
Operating Income	**180**
Total Interest Income	7
Total Interest Expense	(198)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(11)**
Income Tax Provisions	**112**
Net Income	**(123)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(123)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	35
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	38,214
Margin Deposits & Default Fund	-
Total Current Assets	**38,249**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	52,129
Right of use asset	-
Total Long Term Assets	**52,129**
Total Assets	**90,378**
LIABILITIES	
Total AP and Accrued Expenses	23
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	138,426
Current Debt Obligations	-
Current Liabilities	**138,449**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**138,449**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(66,045)
Accumulated Other Comprehensive Income/(Loss)	28,805
Total Retained Earnings	(10,830)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(48,070)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(48,070)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**90,378**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Denmark A/S
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	25
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**26**
Operating Income	**(26)**
Total Interest Income	131
Total Interest Expense	(2,710)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(2,605)**
Income Tax Provisions	**(570)**
Net Income	**(2,035)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(2,035)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	59
Investments	-
Total Receivables - Net	371
Current restricted Cash and Cash equivalents	-
Other Current Assets	216,680
Margin Deposits & Default Fund	-
Total Current Assets	**217,110**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	4,023,741
Right of use asset	-
Total Long Term Assets	**4,023,741**
Total Assets	**4,240,851**
LIABILITIES	
Total AP and Accrued Expenses	371
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(521)
Current Debt Obligations	-
Current Liabilities	**(150)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,897,694
Long Term Liabilities	**3,897,694**
Total Liabilities	**3,897,544**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	(223,402)
Accumulated Other Comprehensive Income/(Loss)	471,044
Total Retained Earnings	95,665
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**343,307**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**343,307**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,240,851**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Holding Luxembourg Sárl
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	43
Computer Ops and Data Communication	-
Occupancy	17
Regulatory	-
General Administrative and Other	17
Merger Related Expenses Total	-
Total Operating Expenses	**76**
Operating Income	**(76)**
Total Interest Income	2,307
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**2,230**
Income Tax Provisions	**-**
Net Income	**2,230**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,230**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	3,422
Investments	2,696
Total Receivables - Net	412
Current restricted Cash and Cash equivalents	-
Other Current Assets	18
Margin Deposits & Default Fund	-
Total Current Assets	**6,547**
Long Term Assets:	
Total Property and Equipment - Net	82
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	69
Total Long Term Assets	**151**
Total Assets	**6,698**
LIABILITIES	
Total AP and Accrued Expenses	133
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	935
Deferred Revenue	500
Current Portion of Long Term Debt	-
Lease liability - current	69
Other Accrued Liabilities	221
Current Debt Obligations	-
Current Liabilities	**1,858**
Total Long Term Debt	-
Non Current Deferred Tax Liability	0
Non-current deferred revenue	1,027
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**1,027**
Total Liabilities	**2,885**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	10,890
Accumulated Other Comprehensive Income/(Loss)	(6,165)
Total Retained Earnings	(911)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,813**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,813**
Total Liabilities Non Controlling Interest and Stockholders Equity	**6,698**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Iceland hf.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	2,640
Corporate Platforms	1,971
Investment Intelligence	233
Market Technology Revenues	-
Other Revenues	524
Total Revenues	**5,368**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**5,368**
Operating Expenses:	
Compensation and Benefits	2,639
Marketing and Advertising	47
Depr and Amortization	27
Professional and Contract Services	412
Computer Ops and Data Communication	463
Occupancy	189
Regulatory	40
General Administrative and Other	176
Merger Related Expenses Total	-
Total Operating Expenses	**3,992**
Operating Income	**1,376**
Total Interest Income	72
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(30)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,419**
Income Tax Provisions	**199**
Net Income	**1,220**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,220**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	939
Investments	-
Total Receivables - Net	106
Current restricted Cash and Cash equivalents	-
Other Current Assets	8,936
Margin Deposits & Default Fund	-
Total Current Assets	**9,980**
Long Term Assets:	
Total Property and Equipment - Net	103
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**103**
Total Assets	**10,083**
LIABILITIES	
Total AP and Accrued Expenses	266
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	2,460
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(33)
Current Debt Obligations	-
Current Liabilities	**2,692**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**2,692**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	0
Accumulated Other Comprehensive Income/(Loss)	(1,821)
Total Retained Earnings	9,211
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**7,391**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**7,391**
Total Liabilities Non Controlling Interest and Stockholders Equity	**10,083**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq International Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	22,263
Total Revenues	**22,263**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**22,263**
Operating Expenses:	
Compensation and Benefits	16,561
Marketing and Advertising	287
Depr and Amortization	79
Professional and Contract Services	514
Computer Ops and Data Communication	496
Occupancy	1,843
Regulatory	-
General Administrative and Other	617
Merger Related Expenses Total	-
Total Operating Expenses	**20,399**
Operating Income	**1,864**
Total Interest Income	3
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,867**
Income Tax Provisions	**(426)**
Net Income	**2,294**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,294**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	994
Investments	-
Total Receivables - Net	21
Current restricted Cash and Cash equivalents	-
Other Current Assets	(217)
Margin Deposits & Default Fund	-
Total Current Assets	**798**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	1
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**1**
Total Assets	**799**
LIABILITIES	
Total AP and Accrued Expenses	3
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	50
Deferred Revenue	187
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	96
Current Debt Obligations	-
Current Liabilities	**336**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**336**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	93
Common Stock in Treasury Total	-
Additional Paid in Capital	3
Accumulated Other Comprehensive Income/(Loss)	(57)
Total Retained Earnings	425
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**464**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**464**
Total Liabilities Non Controlling Interest and Stockholders Equity	**799**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Korea Ltd.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	1,114
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,114**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,114**
Operating Expenses:	
Compensation and Benefits	363
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	41
Computer Ops and Data Communication	0
Occupancy	49
Regulatory	-
General Administrative and Other	9
Merger Related Expenses Total	-
Total Operating Expenses	**461**
Operating Income	**653**
Total Interest Income	-
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**648**
Income Tax Provisions	**125**
Net Income	**524**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**524**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	794
Investments	-
Total Receivables - Net	177
Current restricted Cash and Cash equivalents	-
Other Current Assets	24,243
Margin Deposits & Default Fund	-
Total Current Assets	**25,214**
Long Term Assets:	
Total Property and Equipment - Net	64
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	10
Other Long Term Assets	15,036
Right of use asset	601
Total Long Term Assets	**15,712**
Total Assets	**40,925**
LIABILITIES	
Total AP and Accrued Expenses	75
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,165
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	553
Other Accrued Liabilities	31
Current Debt Obligations	-
Current Liabilities	**3,824**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	62
All Other Long Term Liabilities	-
Long Term Liabilities	**62**
Total Liabilities	**3,886**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	31,329
Accumulated Other Comprehensive Income/(Loss)	(229)
Total Retained Earnings	5,940
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**37,039**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**37,039**
Total Liabilities Non Controlling Interest and Stockholders Equity	**40,925**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	15,142
Total Revenues	**15,142**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**15,142**
Operating Expenses:	
Compensation and Benefits	10,726
Marketing and Advertising	861
Depr and Amortization	12
Professional and Contract Services	701
Computer Ops and Data Communication	60
Occupancy	1,428
Regulatory	-
General Administrative and Other	190
Merger Related Expenses Total	0
Total Operating Expenses	**13,980**
Operating Income	**1,162**
Total Interest Income	349
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,511**
Income Tax Provisions	**186**
Net Income	**1,325**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,325**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq NLX Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	4,695
Investments	28
Total Receivables - Net	10,309
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,898
Margin Deposits & Default Fund	-
Total Current Assets	**17,931**
Long Term Assets:	
Total Property and Equipment - Net	29
Goodwill	1,424
Other Intangibles	-
Non Current Deferred Taxes	379
Other Long Term Assets	839,526
Right of use asset	-
Total Long Term Assets	**841,358**
Total Assets	**859,289**
LIABILITIES	
Total AP and Accrued Expenses	13,917
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	268
Deferred Revenue	3,746
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(209)
Current Debt Obligations	-
Current Liabilities	**17,722**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**17,722**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	42,121
Common Stock in Treasury Total	-
Additional Paid in Capital	1,104,359
Accumulated Other Comprehensive Income/(Loss)	41,143
Total Retained Earnings	(346,227)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**841,396**
Non Controlling Interest	170
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**841,566**
Total Liabilities Non Controlling Interest and Stockholders Equity	**859,289**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Nordic Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	160
Corporate Platforms	6,533
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,126
Total Revenues	**7,818**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**7,818**
Operating Expenses:	
Compensation and Benefits	1,099
Marketing and Advertising	1
Depr and Amortization	3
Professional and Contract Services	243
Computer Ops and Data Communication	215
Occupancy	63
Regulatory	14
General Administrative and Other	(489)
Merger Related Expenses Total	0
Total Operating Expenses	**1,149**
Operating Income	**6,669**
Total Interest Income	(11)
Total Interest Expense	(54)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	22,873
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**29,478**
Income Tax Provisions	**1,197**
Net Income	**28,281**
Net (income) expense attributable to noncontrolling interests	(19)
Net Income attributable to Nasdaq, Inc.	**28,262**

Nasdaq, Inc.
Unconsolidated Balance Sheet -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	781
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	12,895
Margin Deposits & Default Fund	-
Total Current Assets	**13,676**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**13,676**
LIABILITIES	
Total AP and Accrued Expenses	263
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,351
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(12)
Current Debt Obligations	-
Current Liabilities	**1,602**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	10
Long Term Liabilities	**10**
Total Liabilities	**1,613**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	38,963
Accumulated Other Comprehensive Income/(Loss)	(1,120)
Total Retained Earnings	(25,779)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**12,063**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**12,063**
Total Liabilities Non Controlling Interest and Stockholders Equity	**13,676**

Nasdaq, Inc.
Unconsolidated Statement of Income -NASDAQ OMX Europe Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	8,879
Total Revenues	**8,879**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**8,879**
Operating Expenses:	
Compensation and Benefits	6,899
Marketing and Advertising	49
Depr and Amortization	-
Professional and Contract Services	278
Computer Ops and Data Communication	216
Occupancy	638
Regulatory	-
General Administrative and Other	213
Merger Related Expenses Total	-
Total Operating Expenses	**8,292**
Operating Income	**587**
Total Interest Income	7
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**594**
Income Tax Provisions	**224**
Net Income	**370**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**370**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	9,518
Investments	-
Total Receivables - Net	1,066
Current restricted Cash and Cash equivalents	1,301
Other Current Assets	1,927
Margin Deposits & Default Fund	-
Total Current Assets	**13,813**
Long Term Assets:	
Total Property and Equipment - Net	47
Goodwill	5,658
Other Intangibles	1,215
Non Current Deferred Taxes	5
Other Long Term Assets	16
Right of use asset	-
Total Long Term Assets	**6,941**
Total Assets	**20,753**
LIABILITIES	
Total AP and Accrued Expenses	764
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,365
Deferred Revenue	0
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	807
Current Debt Obligations	-
Current Liabilities	**2,935**
Total Long Term Debt	-
Non Current Deferred Tax Liability	304
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	27
Long Term Liabilities	**331**
Total Liabilities	**3,266**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	15,703
Accumulated Other Comprehensive Income/(Loss)	(7,033)
Total Retained Earnings	8,817
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,487**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,487**
Total Liabilities Non Controlling Interest and Stockholders Equity	**20,753**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Oslo ASA
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	9,838
Corporate Platforms	-
Investment Intelligence	2,172
Market Technology Revenues	-
Other Revenues	698
Total Revenues	**12,708**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**12,708**
Operating Expenses:	
Compensation and Benefits	4,141
Marketing and Advertising	48
Depr and Amortization	9
Professional and Contract Services	121
Computer Ops and Data Communication	3,421
Occupancy	460
Regulatory	308
General Administrative and Other	688
Merger Related Expenses Total	148
Total Operating Expenses	**9,344**
Operating Income	**3,364**
Total Interest Income	22
Total Interest Expense	(19)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**3,367**
Income Tax Provisions	**826**
Net Income	**2,541**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**2,541**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	2,263
Investments	-
Total Receivables - Net	487
Current restricted Cash and Cash equivalents	887
Other Current Assets	5,806
Margin Deposits & Default Fund	-
Total Current Assets	**9,444**
Long Term Assets:	
Total Property and Equipment - Net	1,117
Goodwill	9,444
Other Intangibles	284
Non Current Deferred Taxes	1,326
Other Long Term Assets	-
Right of use asset	5,725
Total Long Term Assets	**17,896**
Total Assets	**27,339**
LIABILITIES	
Total AP and Accrued Expenses	809
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	5,083
Deferred Revenue	504
Current Portion of Long Term Debt	-
Lease liability - current	1,087
Other Accrued Liabilities	782
Current Debt Obligations	-
Current Liabilities	**8,265**
Total Long Term Debt	-
Non Current Deferred Tax Liability	(64)
Non-current deferred revenue	-
Lease liability - non current	4,553
All Other Long Term Liabilities	216
Long Term Liabilities	**4,705**
Total Liabilities	**12,970**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	1,694
Accumulated Other Comprehensive Income/(Loss)	(2,509)
Total Retained Earnings	15,184
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,369**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**14,369**
Total Liabilities Non Controlling Interest and Stockholders Equity	**27,339**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	4,823
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	16,207
Total Revenues	**21,030**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**21,030**
Operating Expenses:	
Compensation and Benefits	13,948
Marketing and Advertising	32
Depr and Amortization	676
Professional and Contract Services	4,062
Computer Ops and Data Communication	400
Occupancy	743
Regulatory	-
General Administrative and Other	314
Merger Related Expenses Total	(4)
Total Operating Expenses	**20,170**
Operating Income	**860**
Total Interest Income	1
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**861**
Income Tax Provisions	**349**
Net Income	**512**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**512**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	365
Investments	-
Total Receivables - Net	98
Current restricted Cash and Cash equivalents	853
Other Current Assets	527
Margin Deposits & Default Fund	-
Total Current Assets	**1,843**
Long Term Assets:	
Total Property and Equipment - Net	2
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	6
Other Long Term Assets	(0)
Right of use asset	19
Total Long Term Assets	**27**
Total Assets	**1,869**
LIABILITIES	
Total AP and Accrued Expenses	50
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	105
Deferred Revenue	13
Current Portion of Long Term Debt	-
Lease liability - current	19
Other Accrued Liabilities	20
Current Debt Obligations	-
Current Liabilities	**207**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	141
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**141**
Total Liabilities	**348**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(365)
Common Stock in Treasury Total	-
Additional Paid in Capital	3,962
Accumulated Other Comprehensive Income/(Loss)	(633)
Total Retained Earnings	(1,442)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,521**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,521**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,869**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Riga, AS
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	423
Corporate Platforms	351
Investment Intelligence	24
Market Technology Revenues	-
Other Revenues	723
Total Revenues	**1,521**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,521**
Operating Expenses:	
Compensation and Benefits	566
Marketing and Advertising	21
Depr and Amortization	1
Professional and Contract Services	155
Computer Ops and Data Communication	70
Occupancy	34
Regulatory	29
General Administrative and Other	176
Merger Related Expenses Total	-
Total Operating Expenses	**1,053**
Operating Income	**468**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**468**
Income Tax Provisions	**259**
Net Income	**209**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**209**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	(92)
Investments	-
Total Receivables - Net	553
Current restricted Cash and Cash equivalents	-
Other Current Assets	5,448
Margin Deposits & Default Fund	-
Total Current Assets	**5,909**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**5,909**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	202
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	29
Current Debt Obligations	-
Current Liabilities	**231**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**231**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	5,981
Accumulated Other Comprehensive Income/(Loss)	(434)
Total Retained Earnings	131
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**5,677**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**5,677**
Total Liabilities Non Controlling Interest and Stockholders Equity	**5,909**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Spot AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	306
Marketing and Advertising	1
Depr and Amortization	-
Professional and Contract Services	83
Computer Ops and Data Communication	0
Occupancy	-
Regulatory	-
General Administrative and Other	0
Merger Related Expenses Total	-
Total Operating Expenses	**390**
Operating Income	**(390)**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	550
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**160**
Income Tax Provisions	**29**
Net Income	**131**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**131**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	3,574
Investments	20,462
Total Receivables - Net	23,837
Current restricted Cash and Cash equivalents	-
Other Current Assets	169,310
Margin Deposits & Default Fund	-
Total Current Assets	**217,183**
Long Term Assets:	
Total Property and Equipment - Net	12,298
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	256
Other Long Term Assets	5
Right of use asset	-
Total Long Term Assets	**12,560**
Total Assets	**229,743**
LIABILITIES	
Total AP and Accrued Expenses	72,628
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	12,150
Deferred Revenue	12,633
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(2,467)
Current Debt Obligations	-
Current Liabilities	**94,944**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	26,166
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**26,166**
Total Liabilities	**121,111**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	12,974
Accumulated Other Comprehensive Income/(Loss)	(48,098)
Total Retained Earnings	143,757
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**108,633**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**108,633**
Total Liabilities Non Controlling Interest and Stockholders Equity	**229,743**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Stockholm AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	106,777
Corporate Platforms	56,180
Investment Intelligence	51,753
Market Technology Revenues	16,211
Other Revenues	1,667
Total Revenues	**232,589**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**232,589**
Operating Expenses:	
Compensation and Benefits	36,324
Marketing and Advertising	959
Depr and Amortization	507
Professional and Contract Services	7,723
Computer Ops and Data Communication	29,153
Occupancy	2,406
Regulatory	773
General Administrative and Other	9,040
Merger Related Expenses Total	-
Total Operating Expenses	**86,885**
Operating Income	**145,703**
Total Interest Income	3
Total Interest Expense	(77)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(82,847)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**62,783**
Income Tax Provisions	**9,838**
Net Income	**52,945**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**52,945**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Tallin AS
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	1,141
Investments	-
Total Receivables - Net	119
Current restricted Cash and Cash equivalents	848
Other Current Assets	1,106
Margin Deposits & Default Fund	-
Total Current Assets	**3,214**
Long Term Assets:	
Total Property and Equipment - Net	40
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	12
Other Long Term Assets	144
Right of use asset	64
Total Long Term Assets	**260**
Total Assets	**3,473**
LIABILITIES	
Total AP and Accrued Expenses	17
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	113
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	32
Other Accrued Liabilities	2
Current Debt Obligations	-
Current Liabilities	**165**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	220
Lease liability - non current	33
All Other Long Term Liabilities	-
Long Term Liabilities	**252**
Total Liabilities	**417**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	11,130
Accumulated Other Comprehensive Income/(Loss)	(1,177)
Total Retained Earnings	(6,897)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,056**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,056**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,473**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Tallin AS
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	800
Corporate Platforms	530
Investment Intelligence	215
Market Technology Revenues	-
Other Revenues	699
Total Revenues	**2,244**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**2,244**
Operating Expenses:	
Compensation and Benefits	450
Marketing and Advertising	36
Depr and Amortization	13
Professional and Contract Services	86
Computer Ops and Data Communication	106
Occupancy	49
Regulatory	13
General Administrative and Other	179
Merger Related Expenses Total	-
Total Operating Expenses	**932**
Operating Income	**1,312**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**1,312**
Income Tax Provisions	**159**
Net Income	**1,153**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**1,153**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	303
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(55)
Margin Deposits & Default Fund	-
Total Current Assets	**248**
Long Term Assets:	
Total Property and Equipment - Net	71
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	875
Right of use asset	-
Total Long Term Assets	**946**
Total Assets	**1,195**
LIABILITIES	
Total AP and Accrued Expenses	82
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	404
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(82)
Current Debt Obligations	-
Current Liabilities	**405**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**405**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	841
Accumulated Other Comprehensive Income/(Loss)	(190)
Total Retained Earnings	139
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**790**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**790**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,195**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology (Japan) Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	0
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	2,972
Total Revenues	**2,972**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**2,972**
Operating Expenses:	
Compensation and Benefits	2,566
Marketing and Advertising	14
Depr and Amortization	19
Professional and Contract Services	49
Computer Ops and Data Communication	-
Occupancy	234
Regulatory	-
General Administrative and Other	94
Merger Related Expenses Total	-
Total Operating Expenses	**2,975**
Operating Income	**(3)**
Total Interest Income	-
Total Interest Expense	(5)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(8)**
Income Tax Provisions	**65**
Net Income	**(73)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(73)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	(1,085)
Investments	-
Total Receivables - Net	140,346
Current restricted Cash and Cash equivalents	-
Other Current Assets	(114,001)
Margin Deposits & Default Fund	-
Total Current Assets	**25,260**
Long Term Assets:	
Total Property and Equipment - Net	96,967
Goodwill	6,627
Other Intangibles	1,121
Non Current Deferred Taxes	936
Other Long Term Assets	465,060
Right of use asset	7,888
Total Long Term Assets	**578,598**
Total Assets	**603,858**
LIABILITIES	
Total AP and Accrued Expenses	6,246
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	28,033
Deferred Revenue	25,626
Current Portion of Long Term Debt	-
Lease liability - current	2,369
Other Accrued Liabilities	18,176
Current Debt Obligations	-
Current Liabilities	**80,450**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	3,588
Lease liability - non current	6,666
All Other Long Term Liabilities	9,621
Long Term Liabilities	**19,876**
Total Liabilities	**100,326**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	82,786
Accumulated Other Comprehensive Income/(Loss)	10,888
Total Retained Earnings	409,859
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**503,532**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**503,532**
Total Liabilities Non Controlling Interest and Stockholders Equity	**603,858**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	197,254
Other Revenues	15,646
Total Revenues	**212,899**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**212,899**
Operating Expenses:	
Compensation and Benefits	78,759
Marketing and Advertising	116
Depr and Amortization	24,022
Professional and Contract Services	49,128
Computer Ops and Data Communication	28,830
Occupancy	10,146
Regulatory	0
General Administrative and Other	4,796
Merger Related Expenses Total	78
Total Operating Expenses	**195,876**
Operating Income	**17,023**
Total Interest Income	1
Total Interest Expense	(2,491)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	30,269
Income from Unconsolidated Investees - net	1,799
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**46,600**
Income Tax Provisions	**5,014**
Net Income	**41,586**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**41,586**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**-**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	-
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**-**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**-**
Total Liabilities Non Controlling Interest and Stockholders Equity	**-**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Canada Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**-**
Operating Income	**-**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**-**
Income Tax Provisions	**-**
Net Income	**-**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**-**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	209
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	2,497
Margin Deposits & Default Fund	-
Total Current Assets	**2,707**
Long Term Assets:	
Total Property and Equipment - Net	21
Goodwill	400
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	112
Right of use asset	-
Total Long Term Assets	**533**
Total Assets	**3,240**
LIABILITIES	
Total AP and Accrued Expenses	26
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	98
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	10
Current Debt Obligations	-
Current Liabilities	**135**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**135**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	0
Common Stock in Treasury Total	-
Additional Paid in Capital	5,622
Accumulated Other Comprehensive Income/(Loss)	(6,322)
Total Retained Earnings	3,805
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**3,105**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,105**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,240**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Energy Systems AS
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	570
Total Revenues	**570**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**570**
Operating Expenses:	
Compensation and Benefits	321
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	146
Computer Ops and Data Communication	1
Occupancy	42
Regulatory	-
General Administrative and Other	12
Merger Related Expenses Total	-
Total Operating Expenses	**522**
Operating Income	**48**
Total Interest Income	8
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**56**
Income Tax Provisions	**110**
Net Income	**(53)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(53)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	113
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	13
Other Current Assets	860
Margin Deposits & Default Fund	-
Total Current Assets	**986**
Long Term Assets:	
Total Property and Equipment - Net	9
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	198
Total Long Term Assets	**207**
Total Assets	**1,193**
LIABILITIES	
Total AP and Accrued Expenses	25
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	386
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	44
Other Accrued Liabilities	(37)
Current Debt Obligations	-
Current Liabilities	**418**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	154
All Other Long Term Liabilities	-
Long Term Liabilities	**154**
Total Liabilities	**572**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1
Common Stock in Treasury Total	-
Additional Paid in Capital	149
Accumulated Other Comprehensive Income/(Loss)	(542)
Total Retained Earnings	1,013
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**620**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**620**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,193**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Technology Italy Srl
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,379
Total Revenues	**1,379**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	-
Revenues less Cost of Revenues	**1,379**
Operating Expenses:	
Compensation and Benefits	1,137
Marketing and Advertising	3
Depr and Amortization	3
Professional and Contract Services	22
Computer Ops and Data Communication	7
Occupancy	63
Regulatory	-
General Administrative and Other	57
Merger Related Expenses Total	-
Total Operating Expenses	**1,291**
Operating Income	**88**
Total Interest Income	(0)
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**88**
Income Tax Provisions	**28**
Net Income	**60**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**60**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	7
Investments	-
Total Receivables - Net	24
Current restricted Cash and Cash equivalents	-
Other Current Assets	1
Margin Deposits & Default Fund	-
Total Current Assets	**32**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**32**
LIABILITIES	
Total AP and Accrued Expenses	(1)
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	11
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	1
Current Debt Obligations	-
Current Liabilities	**11**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**11**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	43
Accumulated Other Comprehensive Income/(Loss)	(73)
Total Retained Earnings	51
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**21**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**21**
Total Liabilities Non Controlling Interest and Stockholders Equity	**32**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Teknoloji Servisi Limited Sirketi
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	130
Total Revenues	**130**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**130**
Operating Expenses:	
Compensation and Benefits	89
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	32
Computer Ops and Data Communication	0
Occupancy	1
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**123**
Operating Income	**7**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**7**
Income Tax Provisions	**2**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	104,214
Investments	30,975
Total Receivables - Net	7,855
Current restricted Cash and Cash equivalents	-
Other Current Assets	94,430
Margin Deposits & Default Fund	-
Total Current Assets	**237,474**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	701,799
Right of use asset	-
Total Long Term Assets	**701,799**
Total Assets	**939,273**
LIABILITIES	
Total AP and Accrued Expenses	59
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	442
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(91,418)
Current Debt Obligations	-
Current Liabilities	**(90,917)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	34
Long Term Liabilities	**34**
Total Liabilities	**(90,883)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	968,173
Accumulated Other Comprehensive Income/(Loss)	(94,346)
Total Retained Earnings	156,330
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,030,157**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,030,157**
Total Liabilities Non Controlling Interest and Stockholders Equity	**939,273**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Treasury AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	806
Total Revenues	**806**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**806**
Operating Expenses:	
Compensation and Benefits	1,717
Marketing and Advertising	0
Depr and Amortization	-
Professional and Contract Services	214
Computer Ops and Data Communication	211
Occupancy	124
Regulatory	-
General Administrative and Other	10,220
Merger Related Expenses Total	-
Total Operating Expenses	**12,487**
Operating Income	**(11,680)**
Total Interest Income	10,614
Total Interest Expense	(1,712)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	2,974
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**196**
Income Tax Provisions	**(52)**
Net Income	**248**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**248**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	458
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	6,672
Margin Deposits & Default Fund	-
Total Current Assets	**7,130**
Long Term Assets:	
Total Property and Equipment - Net	921
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	109
Other Long Term Assets	-
Right of use asset	433
Total Long Term Assets	**1,462**
Total Assets	**8,592**
LIABILITIES	
Total AP and Accrued Expenses	316
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,674
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	433
Other Accrued Liabilities	(464)
Current Debt Obligations	-
Current Liabilities	**3,959**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**3,959**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	1,256
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(84)
Total Retained Earnings	3,462
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**4,634**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**4,634**
Total Liabilities Non Controlling Interest and Stockholders Equity	**8,592**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Vilnius Services UAB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	12,500
Other Revenues	9,890
Total Revenues	**22,389**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**22,389**
Operating Expenses:	
Compensation and Benefits	16,571
Marketing and Advertising	50
Depr and Amortization	374
Professional and Contract Services	3,073
Computer Ops and Data Communication	1,046
Occupancy	1,226
Regulatory	-
General Administrative and Other	456
Merger Related Expenses Total	1
Total Operating Expenses	**22,796**
Operating Income	**(407)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(407)**
Income Tax Provisions	**(203)**
Net Income	**(203)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(203)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	351
Investments	-
Total Receivables - Net	4,330
Current restricted Cash and Cash equivalents	-
Other Current Assets	6,879
Margin Deposits & Default Fund	-
Total Current Assets	**11,560**
Long Term Assets:	
Total Property and Equipment - Net	89
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	13
Other Long Term Assets	565
Right of use asset	-
Total Long Term Assets	**667**
Total Assets	**12,227**
LIABILITIES	
Total AP and Accrued Expenses	1,452
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	1,165
Deferred Revenue	3,245
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	319
Current Debt Obligations	-
Current Liabilities	**6,180**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**6,180**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	6,981
Accumulated Other Comprehensive Income/(Loss)	557
Total Retained Earnings	(1,491)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**6,047**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**6,047**
Total Liabilities Non Controlling Interest and Stockholders Equity	**12,227**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Solutions AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	12,274
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	941
Other Revenues	843
Total Revenues	**14,058**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**14,058**
Operating Expenses:	
Compensation and Benefits	4,124
Marketing and Advertising	-
Depr and Amortization	2,295
Professional and Contract Services	1,779
Computer Ops and Data Communication	3,891
Occupancy	273
Regulatory	-
General Administrative and Other	175
Merger Related Expenses Total	765
Total Operating Expenses	**13,302**
Operating Income	**756**
Total Interest Income	-
Total Interest Expense	(2)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(440)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**313**
Income Tax Provisions	**20**
Net Income	**293**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**293**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	8
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(52)
Margin Deposits & Default Fund	-
Total Current Assets	**(44)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**-**
Total Assets	**(44)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(23)
Current Debt Obligations	-
Current Liabilities	**(23)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(23)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	565
Accumulated Other Comprehensive Income/(Loss)	2
Total Retained Earnings	(588)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(21)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(21)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(44)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Nasdaq Wizer Vilnius UAB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	244
Other Revenues	3
Total Revenues	**247**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**247**
Operating Expenses:	
Compensation and Benefits	199
Marketing and Advertising	0
Depr and Amortization	-
Professional and Contract Services	(0)
Computer Ops and Data Communication	0
Occupancy	19
Regulatory	-
General Administrative and Other	12
Merger Related Expenses Total	1
Total Operating Expenses	**231**
Operating Income	**16**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**16**
Income Tax Provisions	**11**
Net Income	**5**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**5**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	(4)
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	(327)
Margin Deposits & Default Fund	-
Total Current Assets	**(330)**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	(5,857)
Right of use asset	-
Total Long Term Assets	**(5,857)**
Total Assets	**(6,187)**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**-**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	(0)
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,620)
Accumulated Other Comprehensive Income/(Loss)	(1,208)
Total Retained Earnings	(359)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(6,187)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(6,187)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(6,187)**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands B.V.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	-
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**1**
Operating Income	**(1)**
Total Interest Income	-
Total Interest Expense	(4)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(5)**
Income Tax Provisions	**-**
Net Income	**(5)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(5)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	19
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	60,452
Margin Deposits & Default Fund	-
Total Current Assets	**60,470**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	72,735
Right of use asset	-
Total Long Term Assets	**72,735**
Total Assets	**133,206**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(33)
Current Debt Obligations	-
Current Liabilities	**(18)**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**(18)**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	24
Common Stock in Treasury Total	-
Additional Paid in Capital	(4,795)
Accumulated Other Comprehensive Income/(Loss)	93,280
Total Retained Earnings	44,715
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**133,224**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**133,224**
Total Liabilities Non Controlling Interest and Stockholders Equity	**133,206**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Netherlands Holding B.V.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	1
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	2
Merger Related Expenses Total	-
Total Operating Expenses	**3**
Operating Income	**(3)**
Total Interest Income	-
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(3)**
Income Tax Provisions	**-**
Net Income	**(3)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(3)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	105
Investments	-
Total Receivables - Net	13,707
Current restricted Cash and Cash equivalents	-
Other Current Assets	148,503
Margin Deposits & Default Fund	-
Total Current Assets	**162,314**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	152
Right of use asset	-
Total Long Term Assets	**152**
Total Assets	**162,466**
LIABILITIES	
Total AP and Accrued Expenses	21,262
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	612
Current Debt Obligations	-
Current Liabilities	**21,874**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**21,874**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	243,430
Accumulated Other Comprehensive Income/(Loss)	(170,695)
Total Retained Earnings	67,857
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**140,593**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**140,593**
Total Liabilities Non Controlling Interest and Stockholders Equity	**162,466**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	4
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	(237)
Merger Related Expenses Total	-
Total Operating Expenses	**(233)**
Operating Income	**233**
Total Interest Income	2,652
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(2,657)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**228**
Income Tax Provisions	**51**
Net Income	**178**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**178**

Nasdaq, Inc.
Unconsolidated Balance Sheet -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	561
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	381,743
Margin Deposits & Default Fund	-
Total Current Assets	**382,303**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	243,414
Right of use asset	-
Total Long Term Assets	**243,414**
Total Assets	**625,717**
LIABILITIES	
Total AP and Accrued Expenses	1,556
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	96
Current Debt Obligations	-
Current Liabilities	**1,652**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**1,652**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	699,634
Accumulated Other Comprehensive Income/(Loss)	(79,819)
Total Retained Earnings	4,250
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**624,065**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**624,065**
Total Liabilities Non Controlling Interest and Stockholders Equity	**625,717**

Nasdaq, Inc.
Unconsolidated Statement of Income -OMX Treasury Euro Holding AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	4
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	1
Merger Related Expenses Total	-
Total Operating Expenses	**5**
Operating Income	**(5)**
Total Interest Income	1,892
Total Interest Expense	(11)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	(1,541)
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**336**
Income Tax Provisions	**(2,867)**
Net Income	**3,203**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3,203**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	3,789
Investments	-
Total Receivables - Net	223
Current restricted Cash and Cash equivalents	-
Other Current Assets	105
Margin Deposits & Default Fund	-
Total Current Assets	**4,117**
Long Term Assets:	
Total Property and Equipment - Net	434
Goodwill	15,025
Other Intangibles	2,954
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**18,413**
Total Assets	**22,530**
LIABILITIES	
Total AP and Accrued Expenses	152
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	202
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	33
Current Debt Obligations	-
Current Liabilities	**387**
Total Long Term Debt	-
Non Current Deferred Tax Liability	471
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**471**
Total Liabilities	**857**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	16,288
Accumulated Other Comprehensive Income/(Loss)	(1,081)
Total Retained Earnings	(1,062)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**14,145**
Non Controlling Interest	7,528
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**21,673**
Total Liabilities Non Controlling Interest and Stockholders Equity	**22,530**

Nasdaq, Inc.
Unconsolidated Statement of Income -Puro.earth
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	326
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**326**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**326**
Operating Expenses:	
Compensation and Benefits	435
Marketing and Advertising	86
Depr and Amortization	195
Professional and Contract Services	583
Computer Ops and Data Communication	68
Occupancy	7
Regulatory	-
General Administrative and Other	20
Merger Related Expenses Total	556
Total Operating Expenses	**1,950**
Operating Income	**(1,623)**
Total Interest Income	-
Total Interest Expense	(1)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(1,624)**
Income Tax Provisions	**-**
Net Income	**(1,624)**
Net (income) expense attributable to noncontrolling interests	562
Net Income attributable to Nasdaq, Inc.	**(1,062)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	573
Investments	-
Total Receivables - Net	342
Current restricted Cash and Cash equivalents	-
Other Current Assets	33
Margin Deposits & Default Fund	-
Total Current Assets	**947**
Long Term Assets:	
Total Property and Equipment - Net	1,296
Goodwill	51,910
Other Intangibles	13,801
Non Current Deferred Taxes	-
Other Long Term Assets	33
Right of use asset	-
Total Long Term Assets	**67,040**
Total Assets	**67,987**
LIABILITIES	
Total AP and Accrued Expenses	585
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	974
Deferred Revenue	2,175
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	12,024
Current Debt Obligations	-
Current Liabilities	**15,758**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,657
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**3,657**
Total Liabilities	**19,415**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	68,503
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(19,932)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**48,572**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**48,572**
Total Liabilities Non Controlling Interest and Stockholders Equity	**67,987**

Nasdaq, Inc.
Unconsolidated Statement of Income -Quandl, Inc.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	5,051
Market Technology Revenues	-
Other Revenues	23
Total Revenues	**5,074**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**5,074**
Operating Expenses:	
Compensation and Benefits	5,438
Marketing and Advertising	176
Depr and Amortization	1,876
Professional and Contract Services	1,849
Computer Ops and Data Communication	1,251
Occupancy	622
Regulatory	-
General Administrative and Other	361
Merger Related Expenses Total	16
Total Operating Expenses	**11,589**
Operating Income	**(6,515)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(6,515)**
Income Tax Provisions	**(431)**
Net Income	**(6,084)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(6,084)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	1,106
Investments	-
Total Receivables - Net	155
Current restricted Cash and Cash equivalents	-
Other Current Assets	229
Margin Deposits & Default Fund	-
Total Current Assets	**1,489**
Long Term Assets:	
Total Property and Equipment - Net	2,643
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	230
Total Long Term Assets	**2,873**
Total Assets	**4,362**
LIABILITIES	
Total AP and Accrued Expenses	210
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	147
Other Accrued Liabilities	(27)
Current Debt Obligations	-
Current Liabilities	**330**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	84
All Other Long Term Liabilities	-
Long Term Liabilities	**84**
Total Liabilities	**414**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,280
Accumulated Other Comprehensive Income/(Loss)	231
Total Retained Earnings	(821)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,690**
Non Controlling Interest	2,257
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**3,948**
Total Liabilities Non Controlling Interest and Stockholders Equity	**4,362**

Nasdaq, Inc.
Unconsolidated Statement of Income -RF Nordic Express AB
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	1,494
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**1,494**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,494**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	760
Professional and Contract Services	355
Computer Ops and Data Communication	97
Occupancy	420
Regulatory	30
General Administrative and Other	456
Merger Related Expenses Total	-
Total Operating Expenses	**2,119**
Operating Income	**(625)**
Total Interest Income	0
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(625)**
Income Tax Provisions	**(8)**
Net Income	**(617)**
Net (income) expense attributable to noncontrolling interests	16
Net Income attributable to Nasdaq, Inc.	**(601)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	116
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	1,626
Margin Deposits & Default Fund	-
Total Current Assets	**1,742**
Long Term Assets:	
Total Property and Equipment - Net	18
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**18**
Total Assets	**1,760**
LIABILITIES	
Total AP and Accrued Expenses	14
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	201
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(16)
Current Debt Obligations	-
Current Liabilities	**198**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**198**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(418)
Total Retained Earnings	1,980
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**1,562**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**1,562**
Total Liabilities Non Controlling Interest and Stockholders Equity	**1,760**

Nasdaq, Inc.
Unconsolidated Statement of Income -Shareholder.com B.V.
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	1,207
Total Revenues	**1,207**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,207**
Operating Expenses:	
Compensation and Benefits	1,138
Marketing and Advertising	6
Depr and Amortization	6
Professional and Contract Services	128
Computer Ops and Data Communication	1
Occupancy	40
Regulatory	-
General Administrative and Other	42
Merger Related Expenses Total	-
Total Operating Expenses	**1,360**
Operating Income	**(153)**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(153)**
Income Tax Provisions	**2**
Net Income	**(156)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(156)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	4,994
Investments	-
Total Receivables - Net	450
Current restricted Cash and Cash equivalents	-
Other Current Assets	157
Margin Deposits & Default Fund	-
Total Current Assets	**5,600**
Long Term Assets:	
Total Property and Equipment - Net	65
Goodwill	58,731
Other Intangibles	3,634
Non Current Deferred Taxes	3
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**62,433**
Total Assets	**68,032**
LIABILITIES	
Total AP and Accrued Expenses	43
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	256
Deferred Revenue	97
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	33
Current Debt Obligations	-
Current Liabilities	**429**
Total Long Term Debt	-
Non Current Deferred Tax Liability	860
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	23,239
Long Term Liabilities	**24,099**
Total Liabilities	**24,528**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	42,375
Accumulated Other Comprehensive Income/(Loss)	1,274
Total Retained Earnings	(144)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**43,505**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**43,505**
Total Liabilities Non Controlling Interest and Stockholders Equity	**68,032**

Nasdaq, Inc.
Unconsolidated Statement of Income -Simplitium Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	394
Market Technology Revenues	3,633
Other Revenues	71
Total Revenues	**4,098**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**4,098**
Operating Expenses:	
Compensation and Benefits	1,661
Marketing and Advertising	3
Depr and Amortization	681
Professional and Contract Services	477
Computer Ops and Data Communication	1,386
Occupancy	251
Regulatory	-
General Administrative and Other	65
Merger Related Expenses Total	(8)
Total Operating Expenses	**4,516**
Operating Income	**(419)**
Total Interest Income	6
Total Interest Expense	(0)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(413)**
Income Tax Provisions	**(764)**
Net Income	**351**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**351**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	10,753
Investments	-
Total Receivables - Net	12,205
Current restricted Cash and Cash equivalents	-
Other Current Assets	17,419
Margin Deposits & Default Fund	-
Total Current Assets	**40,377**
Long Term Assets:	
Total Property and Equipment - Net	13,589
Goodwill	11,611
Other Intangibles	-
Non Current Deferred Taxes	780
Other Long Term Assets	18,207
Right of use asset	311
Total Long Term Assets	**44,498**
Total Assets	**84,875**
LIABILITIES	
Total AP and Accrued Expenses	1,517
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	3,802
Deferred Revenue	548
Current Portion of Long Term Debt	-
Lease liability - current	141
Other Accrued Liabilities	(2,825)
Current Debt Obligations	-
Current Liabilities	**3,183**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	174
All Other Long Term Liabilities	164
Long Term Liabilities	**338**
Total Liabilities	**3,521**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	2,487
Accumulated Other Comprehensive Income/(Loss)	(11,802)
Total Retained Earnings	90,670
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**81,354**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**81,354**
Total Liabilities Non Controlling Interest and Stockholders Equity	**84,875**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Broker Compliance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	101,080
Other Revenues	47
Total Revenues	**101,127**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**101,127**
Operating Expenses:	
Compensation and Benefits	11,665
Marketing and Advertising	13
Depr and Amortization	3,617
Professional and Contract Services	21,187
Computer Ops and Data Communication	16,114
Occupancy	931
Regulatory	-
General Administrative and Other	(45)
Merger Related Expenses Total	-
Total Operating Expenses	**53,482**
Operating Income	**47,645**
Total Interest Income	3
Total Interest Expense	(8)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**47,640**
Income Tax Provisions	**14,014**
Net Income	**33,625**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**33,625**

Nasdaq, Inc.
Unconsolidated Balance Sheet -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	2,691
Investments	-
Total Receivables - Net	4,170
Current restricted Cash and Cash equivalents	-
Other Current Assets	11,223
Margin Deposits & Default Fund	-
Total Current Assets	**18,084**
Long Term Assets:	
Total Property and Equipment - Net	6,139
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	302
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**6,441**
Total Assets	**24,525**
LIABILITIES	
Total AP and Accrued Expenses	44
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	4,010
Deferred Revenue	1,510
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	220
Current Debt Obligations	-
Current Liabilities	**5,784**
Total Long Term Debt	-
Non Current Deferred Tax Liability	633
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	278
Long Term Liabilities	**911**
Total Liabilities	**6,695**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,367
Accumulated Other Comprehensive Income/(Loss)	4,541
Total Retained Earnings	11,923
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**17,831**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**17,831**
Total Liabilities Non Controlling Interest and Stockholders Equity	**24,525**

Nasdaq, Inc.
Unconsolidated Statement of Income -SMARTS Market Surveillance Pty Ltd
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	13,074
Other Revenues	10,351
Total Revenues	**23,425**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**23,425**
Operating Expenses:	
Compensation and Benefits	11,444
Marketing and Advertising	6
Depr and Amortization	1,436
Professional and Contract Services	4,410
Computer Ops and Data Communication	526
Occupancy	547
Regulatory	-
General Administrative and Other	223
Merger Related Expenses Total	-
Total Operating Expenses	**18,591**
Operating Income	**4,834**
Total Interest Income	2
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**4,836**
Income Tax Provisions	**1,452**
Net Income	**3,384**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3,384**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	950
Investments	-
Total Receivables - Net	522
Current restricted Cash and Cash equivalents	-
Other Current Assets	(14,584)
Margin Deposits & Default Fund	-
Total Current Assets	**(13,112)**
Long Term Assets:	
Total Property and Equipment - Net	1,164
Goodwill	-
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	187
Right of use asset	-
Total Long Term Assets	**1,351**
Total Assets	**(11,761)**
LIABILITIES	
Total AP and Accrued Expenses	194
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	178
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	(35)
Current Debt Obligations	-
Current Liabilities	**337**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	-
Long Term Liabilities	**-**
Total Liabilities	**337**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	18,207
Accumulated Other Comprehensive Income/(Loss)	(792)
Total Retained Earnings	(29,513)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(12,098)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(12,098)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**(11,761)**

Nasdaq, Inc.
Unconsolidated Statement of Income -Sybenetix Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	945
Other Revenues	803
Total Revenues	**1,749**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**1,749**
Operating Expenses:	
Compensation and Benefits	63
Marketing and Advertising	-
Depr and Amortization	16,009
Professional and Contract Services	2,770
Computer Ops and Data Communication	14
Occupancy	-
Regulatory	-
General Administrative and Other	(334)
Merger Related Expenses Total	-
Total Operating Expenses	**18,523**
Operating Income	**(16,774)**
Total Interest Income	-
Total Interest Expense	(169)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(16,944)**
Income Tax Provisions	**(2,982)**
Net Income	**(13,962)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(13,962)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	2,251
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	-
Right of use asset	-
Total Long Term Assets	**2,251**
Total Assets	**2,251**
LIABILITIES	
Total AP and Accrued Expenses	0
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**0**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	3,026
Long Term Liabilities	**3,026**
Total Liabilities	**3,026**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(134)
Total Retained Earnings	(641)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(774)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(774)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,251**

Nasdaq, Inc.
Unconsolidated Statement of Income -TopQ Software Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	3
Professional and Contract Services	(16)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	3
Merger Related Expenses Total	-
Total Operating Expenses	**(10)**
Operating Income	**10**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**10**
Income Tax Provisions	**-**
Net Income	**10**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**10**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,830,053
Other Intangibles	758,923
Non Current Deferred Taxes	-
Other Long Term Assets	438
Right of use asset	-
Total Long Term Assets	**2,589,414**
Total Assets	**2,589,414**
LIABILITIES	
Total AP and Accrued Expenses	13,228
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	(1,793)
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	14,983
Current Debt Obligations	-
Current Liabilities	**26,419**
Total Long Term Debt	-
Non Current Deferred Tax Liability	3,149
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	1,649,850
Long Term Liabilities	**1,652,999**
Total Liabilities	**1,679,418**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	1,028,315
Accumulated Other Comprehensive Income/(Loss)	-
Total Retained Earnings	(118,319)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**909,996**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**909,996**
Total Liabilities Non Controlling Interest and Stockholders Equity	**2,589,414**

Nasdaq, Inc.
Unconsolidated Statement of Income -Verafin Solutions ULC
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	(28,121)
Other Revenues	-
Total Revenues	**(28,121)**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**(28,121)**
Operating Expenses:	
Compensation and Benefits	3,024
Marketing and Advertising	-
Depr and Amortization	56,077
Professional and Contract Services	-
Computer Ops and Data Communication	204
Occupancy	-
Regulatory	-
General Administrative and Other	-
Merger Related Expenses Total	-
Total Operating Expenses	**59,305**
Operating Income	**(87,427)**
Total Interest Income	-
Total Interest Expense	(34,701)
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**(122,128)**
Income Tax Provisions	**(3,809)**
Net Income	**(118,319)**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**(118,319)**

Nasdaq, Inc.
Unconsolidated Balance Sheet -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
ASSETS	
Current Assets:	
Cash & Equivalents	-
Investments	-
Total Receivables - Net	-
Current restricted Cash and Cash equivalents	-
Other Current Assets	-
Margin Deposits & Default Fund	-
Total Current Assets	**-**
Long Term Assets:	
Total Property and Equipment - Net	-
Goodwill	1,493
Other Intangibles	-
Non Current Deferred Taxes	-
Other Long Term Assets	2,365
Right of use asset	-
Total Long Term Assets	**3,859**
Total Assets	**3,859**
LIABILITIES	
Total AP and Accrued Expenses	-
SEC 31a Payable to the SEC	-
Accrued Personnel Costs	-
Deferred Revenue	-
Current Portion of Long Term Debt	-
Lease liability - current	-
Other Accrued Liabilities	-
Current Debt Obligations	-
Current Liabilities	**-**
Total Long Term Debt	-
Non Current Deferred Tax Liability	-
Non-current deferred revenue	-
Lease liability - non current	-
All Other Long Term Liabilities	4,018
Long Term Liabilities	**4,018**
Total Liabilities	**4,018**
MEZZANINE EQUITY	
Preferred Stock	-
Untaxed Reserves	-
EQUITY	
Common Stock Total	-
Common Stock in Treasury Total	-
Additional Paid in Capital	-
Accumulated Other Comprehensive Income/(Loss)	(75)
Total Retained Earnings	(84)
Proportional Ownership Equity	-
Total Nasdaq Stockholders' Equity	**(159)**
Non Controlling Interest	-
Non Controlling Interest - Unconsolidated Subs	-
Total Equity	**(159)**
Total Liabilities Non Controlling Interest and Stockholders Equity	**3,859**

Nasdaq, Inc.
Unconsolidated Statement of Income -Whittaker & Garnier Limited
(in thousands, unaudited)

	Year Ended December 31, 2021
REVENUE	
Market Services Revenues	-
Corporate Platforms	-
Investment Intelligence	-
Market Technology Revenues	-
Other Revenues	-
Total Revenues	**-**
COST OF REVENUES	
Liquidity Rebates	-
Brokerage, Clearance and Exchange Fees	-
Total Cost of Revenues	**-**
Revenues less Cost of Revenues	**-**
Operating Expenses:	
Compensation and Benefits	-
Marketing and Advertising	-
Depr and Amortization	-
Professional and Contract Services	(11)
Computer Ops and Data Communication	-
Occupancy	-
Regulatory	-
General Administrative and Other	8
Merger Related Expenses Total	-
Total Operating Expenses	**(3)**
Operating Income	**3**
Total Interest Income	-
Total Interest Expense	-
Gain (loss) on sale of strategic initiatives	-
Dividend and Investment Income	-
Income from Unconsolidated Investees - net	-
Gain (loss) foreign currency contracts	-
Change in untaxed reserves	-
Debt Conversion Expense	-
IC Income from Unconsolidated Subsidiary	-
Gain (Loss) on Sales of Entity	-
Impairment Loss	-
FX Operating	-
Net Income Before Taxes	**3**
Income Tax Provisions	**-**
Net Income	**3**
Net (income) expense attributable to noncontrolling interests	-
Net Income attributable to Nasdaq, Inc.	**3**

Nasdaq MRX, LLC

FORM 1 – Amendment of June 29, 2022

EXHIBIT I

Financial Statements

Nasdaq MRX, LLC
Year Ended December 31, 2021
With Report of Independent Accountants

Nasdaq MRX, LLC

Financial Statements

Year Ended December 31, 2021

Contents

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Review Report of Independent Accountants

The Board of Directors and Member
Nasdaq MRX, LLC

We have reviewed the accompanying financial statements of Nasdaq MRX, LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in conformity with U.S. generally accepted accounting principles. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 3, 2022

Nasdaq MRX, LLC

Balance Sheet
(In Thousands)

December 31, 2021

Assets		
Receivables, net	$	3,081
Receivable from Nasdaq, Inc.		11,809
Property and equipment, net		89
Other assets		5,841
Total assets	$	20,820
Liabilities and stockholder's equity		
Accounts payable and accrued expenses	$	227
Section 31 fees payable to the SEC		268
Other accrued liabilities		63
Total liabilities		558
Member's equity:		
Total member's equity		20,262
Total liabilities and member's equity	$	20,820

See accompanying notes to financial statements.

Nasdaq MRX, LLC

Statement of Income
(In Thousands)

Year Ended December 31, 2021

Revenues		
Market Services	$	48,056
Other revenue		31
Total revenues		48,087
Transaction-based expenses		
Transaction rebates		(19,916)
Brokerage, clearance, and exchange fees		(1,464)
Total transaction-based expenses		(21,380)
Revenues less transaction-based expenses		26,707
Operating expenses		
Compensation and benefits		63
Professional and contract services		151
Computer operations and data communications		70
Provision for bad debt		675
Regulatory fees		310
General, administration, and other		311
Total operating expenses		1,580
Net income	$	25,127

See accompanying notes to financial statements.

Nasdaq MRX, LLC

Statement of Changes in Member's Equity
(In Thousands)

Year Ended December 31, 2021

Balance at January 1, 2021	$	15,135
Net income		25,127
Dividend distribution to Parent		(20,000)
Balance at December 31, 2021	$	20,262

See accompanying notes to financial statements.

Nasdaq MRX, LLC

Statement of Cash Flows
(In Thousands)

Year Ended December 31, 2021

Cash flows from operating activities	
Net income	$ 25,127
Adjustments to reconcile net income to cash provided by operating activities:	
Provision for bad debt	675
Net change in operating assets and liabilities:	
Receivables, net	(448)
Receivable from Nasdaq, Inc.	(1,994)
Other current assets and other assets	(2,700)
Accounts payable and accrued expenses	15
Section 31 fees payable to the SEC	(433)
Other accrued liabilities	(153)
Net cash provided by operating activities	20,089
Cash flows from investing activities	
Purchases of property and equipment	(89)
Net cash used in investing activities	(89)
Cash flows from financing activities	
Dividend to parent	(20,000)
Net cash used in financing activities	(20,000)
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ -

See accompanying notes to financial statements.

1. Nature of Operations

Nasdaq MRX, LLC (“MRX”, the “Exchange” or “we”), is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc. (“ISE Holdings” or the “Parent”). ISE Holdings is the sole member of the Exchange and its liability is limited to the balance of the capital account. ISE Holdings is a wholly owned subsidiary of U.S. Exchange Holdings, Inc. which is a wholly owned subsidiary of Nasdaq, Inc. (“Nasdaq”).

The Exchange is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. The Exchange provides facilities for the trading of equity option products for its members. MRX received regulatory approval to become a national securities exchange on February 1, 2016 and formally commenced trading. As a Self-Regulatory Organization (“SRO”), MRX is committed to advancing market integrity through the enforcement of the Securities and Exchange Commission’s (“SEC”) Federal Securities Laws and Exchange Rules.

MRX is subject to regulatory oversight by the SEC.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), as codified in the Accounting Standards Codification (“ASC”) and set forth by the Financial Accounting Standards Board (“FASB”).

The accompanying financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the period presented. These adjustments are of a normal recurring nature.

Use of Estimates

The preparation of the Exchange’s financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Receivables, net

The Exchange's receivables are primarily related to monthly transaction fees. Receivables are shown net of allowances for credit losses. The allowance is maintained at a level that management believes to be sufficient to absorb expected losses over the life of our accounts receivable portfolio. The allowance is increased by the provision for bad debts which is charged against operating results and decreased by the amount of charge-offs, net of recoveries.

The allowance is primarily based on an aging methodology. This method applies loss rates based on historical loss information which is disaggregated and, as deemed necessary, is adjusted for other factors and considerations that could impact collectability. Additionally, we consider corporate default rate averages over an extended period compared to the period covered by our historical loss data and include an adjustment to historical loss percentages for current conditions and expected future conditions if necessary. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), MRX determines whether a specific provision for bad debts is required. Accounts receivable are written-off against the allowance for uncollectible accounts when collection efforts cease. Due to changing economic, business and market conditions, we review the reserve for uncollectible accounts monthly and make changes to the reserve through the provision for bad debts as appropriate. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to pay), the Exchange's estimates of recoverability could be reduced by a material amount. The total reserve for uncollectible accounts netted against Receivables, net on the Balance Sheet was $3,000 as of December 31, 2021.

Property and Equipment, Net

Property and equipment, including leasehold improvements, are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are recognized using the straight-line method over the estimated useful lives of the related assets, which range from 2 to 5 years for data processing equipment, and 5 to 10 years for furniture and equipment. Amortization of capitalized software is recognized using the straight-line method over the estimated useful lives of the software, generally 5 to 10 years. Leasehold improvements are amortized over the lesser of the remaining lease term or their estimated useful life of the related lease. See Note 3, "*Property and Equipment, Net*" for further discussion.

The Exchange also assesses potential impairments to its property and equipment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of property and equipment is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Any required impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results.

Revenue Recognition and Transaction-Based Expenses

Contract Balances

Substantially all our revenues are considered to be revenues from contracts with customers. The related accounts receivable balances are recorded in the Balance Sheet as *Receivables, net* as of December 31, 2021. We do not have obligations for warranties, returns or refunds to customers. For the majority of our contracts with our customers, our performance obligations are short-term in nature and there is no significant variable consideration. We do not have revenues recognized from performance obligations that were satisfied in prior periods. Certain judgments and estimates were used in the identification and timing of satisfaction of performance obligations and the related allocation of transaction price are discussed below. We believe that these represent a faithful depiction of the transfer of services to our customers.

Revenue Recognition

Our primary revenue contract classifications are described below, which represent those that depict similar economic characteristics of the nature, amount, timing and uncertainty of our revenues and cash flows.

Market Services

Transaction-based trading includes equity derivative trading revenues. MRX charges transaction fees for trades executed on the exchanges, as well as on orders that are routed to and executed on other market venues. Transaction fees are based on trading volumes for trades executed on the exchange. MRX satisfies its performance obligation for trading services upon the execution of a customer trade, as trading transactions are substantially complete when they are executed and we have no further obligation to the customer at that time. Transaction-based trading fees can be variable and are based on trade volume tiered discounts. Transaction revenues, as well as any tiered volume discounts, are calculated and billed monthly in accordance with our published fee schedules. We also pay liquidity payments to customers based on our published fee schedules. We use these payments to improve the liquidity on our markets and therefore recognize those payments as a transaction-based expense.

For equity derivative trading, we credit a portion of the per share execution charge to the market participant that provides the liquidity. We record these credits as transaction rebates that are included in transaction-based expense in the Statement of Income. These transaction rebates are paid on a monthly basis and the amounts due are included in *Accounts payable and accrued expenses* in the Balance Sheet.

MRX pays Section 31 fees to the SEC for supervision and regulation of securities markets. We pass these costs along to our customers through our equity derivative trading fees. We collect the fees as a pass-through charge from organizations executing eligible trades on our exchange and we recognize these amounts in transaction-based expenses when incurred. Since the amount recorded as revenues is equal to the amount recorded as transaction-based expenses, there is no impact on our revenues less transaction-based expenses.

Under our Limitation of Liability Rule and procedures, we may, subject to certain caps, provide compensation for losses directly resulting from the systems' actual failure to correctly process an order, quote, message or other data into our platform. We do not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable.

MRX also earns revenues from the sale of the Exchange's trade and quote information through the Options Price Reporting Authority, LLC ("OPRA"). The Exchange earns a portion of OPRA's net income based on its pro rata share of industry volume. OPRA revenue is recorded monthly on a trade date basis.

Other revenue

Other revenue includes interest earned on the Exchange's cash and fines from parties that are members of the Exchange. Fines are recognized as they are assessed to the member.

Income Taxes

The Exchange is a single-member limited liability company and is not subject to federal and state and local income taxes. The Exchange's operating results are included in the consolidated federal income tax return and certain state income tax returns filed by Nasdaq.

3. Property and Equipment, Net

The Exchange's property and equipment comprises $89,000 of internal developed software which has not been placed in production in 2021.

4. Related Party Transactions

MRX engages in related party transactions with the Parent and its affiliates. Third party revenues earned by MRX are collected on its behalf by the Parent resulting in receivables from affiliated companies. Additionally, expenses incurred by MRX are settled on its behalf by the Parent or the Parent's other wholly-owned subsidiaries and allocated through intercompany charges resulting in payables to affiliated companies.

Substantially all expenses of the Exchange are settled on the Exchange's behalf by Nasdaq and are charged to the Exchange, at cost, through intercompany charges. Included in compensation and benefits is the compensation for the employees charged to the Company in the amount of $63,000.

For the year ended December 31, 2021, occupancy expense totaled $9,460, which represents a corporate allocation from Nasdaq PHLX LLC ("PHLX") for PHLX office space used by the Exchange's employees. This amount represents an allocation of various occupancy expenses, including rent expense from leases and is included in *General, administration, and other* expense on the Statement of Income.

MRX, its Parent, and affiliates share certain services such as accounting, finance, legal, and other administrative support. Expenses related to these shared services are allocated to the Exchange and its affiliates through intercompany charges based on an allocation model. These expenses represent amounts related to the Exchange's proportionate share of each expense incurred. Expenses allocated to the Exchange totaled $414,545 for the year ended December 31, 2021.

The Exchange incurs expenses relating to options contracts routed to other external and internal venues on behalf of the Exchange by NES, a routing broker-dealer subsidiary of the Parent, resulting in payables to affiliated companies. The Exchange also earns transaction and access fees from NES for options contracts routed to MRX, resulting in amounts receivable from affiliated companies. For the year ended December 31, 2021, MRX assessed $24,081 in transaction and access fees to NES for options contracts routed to MRX.

On June 30, 2016, MRX entered into a Regulatory Services Agreement with Nasdaq BX, Inc. ("BX"), The Nasdaq Stock Market LLC, PHLX, Nasdaq ISE, LLC ("ISEL"), and Nasdaq GEMX, LLC ("GEMX") that allows one SRO to use the regulatory services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

At December 31, 2021, $11.8 million remained in *Receivable from Nasdaq, Inc*. All affiliates are ultimately wholly-owned by Nasdaq. It is the intent and ability of management to settle all intercompany balances between Nasdaq and its wholly-owned subsidiaries, such as the Exchange, on a net basis, as Nasdaq serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by Nasdaq and are settled in accordance with Nasdaq's intercompany settlement policy. In 2021, the Exchange paid a dividend of $20.0 million to the Parent. This transaction between the Exchange and the Parent was settled through *Receivable from Nasdaq, Inc*. The Exchange records all transactions to and from affiliates subject to the netting arrangement (Services Agreement) into a single account.

5. Income Taxes

The Exchange's operating results are included in the federal, state and local income tax returns filed by Nasdaq.

For periods after June 30, 2016, the Exchange's operating results are included in the consolidated federal income tax returns and applicable state and local income tax returns filed by Nasdaq. For periods prior to June 30, 2016, the Exchange's operating results were included in the federal and state and local returns filed by U.S. Exchange Holdings, Inc. ("UES"). Nasdaq's federal income tax returns for years 2018 through 2020 are subject to examination by the Internal Revenue Service ("IRS"). UES federal income tax returns for years 2012 through 2016 are currently under examination by the IRS. UES state and local tax returns are currently under examination for the years 2012 through 2016, and subject to examination for 2018 through 2020.

6. Commitments and Contingencies

Regulatory Matters

SROs in the securities industry are an essential component of the regulatory structure of the Securities Exchange Act of 1934 (the "Exchange Act"), for providing fair and orderly markets and protecting investors. The Exchange Act and the rules thereunder impose on the SROs many regulatory and operational responsibilities, including the day-to-day responsibilities for market and broker-dealer oversight. In general, an SRO is responsible for regulating its members through the adoption and enforcement of rules and regulations governing the business conduct of its members. A Regulatory Services Agreement exists between MRX, PHLX, The Nasdaq Stock Market LLC, BX, ISEL, and GEMX that allows one SRO to use the services of another SRO and its staff. Services are provided without cost or expense to the individual SRO.

The Exchange is subject to SEC oversight, as prescribed by the Exchange Act, including periodic and special examinations by the SEC. The Exchange is also potentially subject to regulatory or legal action by the SEC or other interested parties at any time in connection with alleged regulatory violations. The Exchange is also subject to Section 17 of the Exchange Act, which imposes record-keeping requirements, including the requirement to make records available to the SEC for examination. The Exchange has been subject to a number of routine reviews and inspections by the SEC or other third parties in the ordinary course. To the extent such actions or reviews and inspections result in regulatory or other changes, the Exchange may be required to modify the manner in which the Exchange conducts its business, which may adversely affect its business.

The Financial Industry Regulatory Authority ("FINRA") provides regulatory services to the markets operated or regulated by the Exchange, including the regulation of trading activity and surveillance and investigative functions. We have a limited direct regulatory role in conducting real-time market monitoring, certain options surveillance, rulemaking and some membership functions through Nasdaq's MarketWatch department. The Exchange refers suspicious trading behavior discovered by its regulatory staff and all other employees of the markets operated or regulated by the Exchange to FINRA for further investigation.

Under our Limitation of Liability Rule and procedures, the Exchange, subject to certain caps, provides compensation for losses directly resulting from the trading systems' actual failure to correctly process an order, quote, message or other data into our platform. The Exchange does not record a liability for any potential claims that may be submitted under the Limitation of Liability Rule unless they meet the provisions required in accordance with U.S. GAAP. As such, losses arising as a result of the rule are accrued and charged to expense only if the loss is probable and estimable. There was no liability for potential claims recorded on the Balance Sheet as of December 31, 2021.

7. Risks and Uncertainties

General Litigation

MRX may be involved in litigation arising in the normal course of business. MRX is not a party to any litigation that management believes could have a material adverse effect on MRX's business, financial condition, or operating results. Consequently, no legal reserve has been recorded or is deemed necessary as of December 31, 2021.

The Exchange's market participants operate in a highly regulated industry. The SEC and other regulatory authorities could impose regulatory changes that could adversely impact the ability of its market participants to use its markets. Regulatory changes by the SEC or other regulatory authorities could result in the loss of a significant number of market participants or a reduction in trading activity on the exchange.

The markets in which MRX competes are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products and services, the adoption of new services and products and changing customer demands. The Exchange may not be able to keep up with rapid technological and other competitive changes affecting its industry. For example, MRX must continue to enhance its electronic trading platforms to remain competitive, and its business will be negatively affected if its electronic trading platforms fail to function as expected. If MRX is unable to develop its electronic trading platforms to include other products and markets, or if its electronic trading platforms do not have the required functionality, performance, capacity, reliability and speed required by its business, as well as by its customers, it may not be able to compete successfully. Further, MRX's failure to anticipate or respond adequately to changes in technology and customer preferences, or any significant delays in product development efforts, could have a material adverse effect on its business, financial condition and operating results.

MRX is exposed to credit risk related to transaction services that are billed to customers on a monthly basis, in arrears. MRX's potential exposure to credit losses on these transactions is represented in the receivables, net balance on the Balance Sheet. MRX's customers are financial institutions whose ability to satisfy their contractual obligations may be impacted by volatile securities markets. On an ongoing basis, management reviews and evaluates changes in the status of the counterparty's creditworthiness. Credit losses such as those described above could adversely affect MRX's financial position and results of operations.

MRX's business is subject to extensive regulation. Under current U.S. federal securities laws, changes in the rules and operations of its markets, including its pricing structure, must be reviewed and in many cases explicitly approved by the SEC. The SEC may approve, disapprove, or recommend changes to proposals that MRX submits. In addition, the SEC may delay either the approval process or the initiation of the public comment process. Any delay in approving changes, or the altering of any proposed change, could have an adverse effect on MRX's business, financial condition and operating results. MRX must compete with other exchanges that may have lower regulation and surveillance costs than it. There is a risk that trading will shift to exchanges that charge lower fees because, among other reasons, they spend significantly less on regulation.

In 2016, the SEC approved a plan to establish a market-wide consolidated audit trail ("CAT") to improve regulators' ability to monitor trading activity. In addition to increased regulatory obligations, implementation of a consolidated audit trail has resulted in significant additional expenditures, including to implement the new technology to meet any plan's requirements. Creating CAT has required the development and implementation of complex and costly technology. This development effort has been funded by the SROs (including MRX) in exchange for promissory notes that MRX expects to be repaid at such time that the SEC approves the assessment of fees for the funding of CAT. The SEC could determine not to approve the assessment of such fees in which case some or all of the promissory notes would not be repaid. In addition, the ongoing failure to timely launch or properly operate such technology exposes MRX and other exchanges to SEC fines.

During 2019, the CAT NMS Plan switched its plan processor. As a result, various matters culminated in a decision that it was probable that MRX would not be able to recover all of the funds paid to the prior plan processor and that the receivable related to the promissory notes was impaired. Accordingly, the Exchange recorded a $0.7 million provision for the promissory notes for the year ended December 31, 2021 and the amount is included in *Provision for bad debt* on the Statement of Income. At December 31, 2021, MRX holds $3.8 million, net of reserve, in promissory notes from CAT NMS, LLC and the amount due is included in *Other assets* on the Balance Sheet.

8. Fair Value of Financial Instruments

The Exchange's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Balance Sheet for *Receivables, net, Receivable from Nasdaq, Inc.,* and *Other assets* approximate fair value due to the short-term nature of these assets. The Company's liabilities, which include *Accounts payable and accrued expenses*, *Section 31 payable to the SEC* and *Other accrued liabilities* are reported at their contractual amounts, which approximate fair value.

9. Subsequent Events

The Exchange has evaluated subsequent events through June 3, 2022, the date the financial statements were available to be issued, and has determined that no subsequent events have occurred that would require disclosure in the financial statements or accompanying notes.